UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer: Nico Ventures, Inc.

Legal status of issuer

Form: Corporation

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: January 8, 2024

Physical address of issuer: 1631 SW Pineland Way, Palm City, FL 34990

Website of issuer: www.YourNews.com

Name of co-issuer: Nico Ventures CF SPV, LLC

Legal status of co-issuer

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Delaware

Date of organization: July 2, 2024

Physical address of co-issuer: 1631 SW Pineland Way, Palm City, FL 34990

Website of co-issuer: None

Name of intermediary through which the Offering will be conducted: Jumpstart Micro, Inc. d/b/a Issuance Express

CIK number of intermediary: 0001664804

SEC file number of intermediary: 007-00008

CRD number, if applicable, of intermediary: 282912

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

7.0% of the amount raised and $2,495.00

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: None

Name of qualified third party "Escrow Agent" which the Offering will utilize: North Capital Private Securities Corporation

Type of security offered: Units of membership interest in the Co-Issuer ("CF Units")

Target number of Securities to be offered: 50,000

Price (or method for determining price): $2.00

Target offering amount: $100,000.00

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis

Maximum offering amount (if different from target offering amount): $5,000,000.00

Deadline to reach the target offering amount: May 31, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2

Nico Ventures, Inc.

	Most recent fiscal year-end 2023	Prior fiscal year-end 2022
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

OFFERING STATEMENT DATED AUGUST 2, 2024

Nico Ventures, Inc.



NICO VENTURES, INC

"Common Stock." The investment in the Common Stock will be made through Nico Ventures SPV, LLC, a special purpose investment vehicle of which the Company is the sole manager (the "Co-Issuer" or the "SPV"). Investors in this offering ("Investors" or "Purchasers") will purchase units of membership interest in the SPV, which we refer to in this Form C Offering Statement as "CF Units" and together with the Common Stock, as the "Securities." The SPV will use the proceeds it receives from the sale of CF Units to purchase shares of Common Stock. Each CF Unit corresponds to one share of Common Stock in the Company and the Company and the SPV will maintain a one-to-one ratio between outstanding CF Units and outstanding shares of Common Stock at all times.

We are offering the CF Units at a price of $2.00 per unit, except that investors who invest the first $480,000 of this offering will receive a 20% price discount to the $2.00 per CF Unit price so that such investors will pay $1.60 per CF Unit. The minimum investment amount in CF Units is $200, which may be waived by the Company in its sole discretion.

The minimum target amount under this Regulation CF offering is $100,000 (the "Target Amount"). The Company must reach its Target Amount by May 31, 2025 (the "Target Date"), the end date of the offering. Unless the Company raises at least the Target Amount by May 31, 2025, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Investment commitments may be accepted or rejected by the Company, in its sole discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of Investors are set forth in the Subscription Agreement accompanying this offering statement. In order to purchase CF Units, a prospective Investor must complete the Subscription Agreement and other documents through the portal operated by our intermediary, Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). The Intermediary is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and

is a funding portal member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary will be entitled to receive a commission equal to 7% of the gross proceeds received by the SPV from the sale of the CF Units in the offering plus the sum of $2,495 as an administrative fee.

All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Facilitator") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investment is not cancelled, the purchased securities will be issued. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Issuer's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials.

These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration.

ATTESTATION REGARDING ELIGIBILITY

The Issuers have certified that all of the following statements are TRUE for each of the Company and the Co-Issuer in connection with this Offering:

1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on their shared or respective websites, no later than 120 days after the end of their fiscal years.

Once posted, the annual report may be found on the Issuers' website at: www.YourNews.com and www.NicoVenturesInc.com.

The Company must continue to comply with the ongoing reporting requirements until:

1)   are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2)   have filed at least three annual reports pursuant to Regulation CF and have total assets that do not exceed $10,000,000;

3)   have filed at least one annual report pursuant to Regulation CF and have fewer than 300 holders of record;

4)   repurchase or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5)   liquidate or dissolve their business in accordance with state law.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe,"

"may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

NOTICES REGARDING THIS OFFERING STATEMENT AND THE OFFERING

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE ISSUERS AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE ISSUERS IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE ISSUERS WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE ISSUERS AND THEIR

MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE ISSUERS. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUERS RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Issuers will provide the opportunity to ask questions of and receive answers from their respective management teams concerning the terms and conditions of the Offering, the Issuers or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Issuers contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Issuers do not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Summary of the Business of the Company

Today, our democracy faces unprecedented challenges. Career politicians have transformed public service into a business that caters not to the people, but to corporate interests. This shift has led to a system where decisions are driven by the highest bidder, undermining the trust and transparency essential to a functioning democracy. The voices of everyday citizens are increasingly drowned out by the influence of powerful lobbies and special interest groups, creating a disconnect between elected officials and the people they are supposed to serve.

At the same time, mainstream media, once a stalwart of unbiased reporting, has succumbed to bias and censorship. Many media outlets now serve political and corporate agendas, leaving the public misinformed and polarized. This erosion of journalistic integrity threatens the very fabric of our society, as people struggle to find reliable sources of information. The media landscape is cluttered with sensationalism and clickbait, prioritizing profit over truth and fostering division rather than understanding.

At Nico Ventures, we have developed YourNews.com, a groundbreaking content distribution platform. Our goal is to provide a space where news and information can be shared freely and fairly, allowing readers to make well-informed decisions. YourNews.com is designed to offer a variety of perspectives, free from the influence of big money and partisan politics. We aim to create a platform where the truth is paramount, and diverse viewpoints are given equal opportunity to be heard.

We also give advertisers a cost-effective way to reach a growing audience, ensuring they can connect with consumers without compromising the integrity of the content. This innovative approach allows businesses to reach potential customers in a meaningful way while supporting a platform dedicated to honest and unbiased reporting.

Unlike traditional media empires, we are putting the power of the press back into the hands of the people, where it truly belongs. This is a core principle at Nico Ventures: a free and independent press is crucial to the health of our democracy. By decentralizing media ownership and providing tools for citizen journalism, we empower individuals to take part in the narrative, fostering a more inclusive and representative media environment.

We believe that Nico Ventures should be owned by the people, not controlled by a media conglomerate or a Wall Street hedge fund. This is why we are committed to an ownership model that reflects our values of transparency, integrity, and public service.

We maintain our principal offices at 1631 SW Pineland Way, Palm City, FL 34990, where our telephone number is 561-371-6919. We maintain a corporate website at www.YourNews.com. The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

Summary of the Business of the Co-Issuer

The Co-Issuer, Nico Ventures CF SPV, LLC, is a recently organized special purpose investment vehicle exempt from registration under the Investment Company Act of 1940, as amended (the "IC Act"), and the Co-Issuer has no purpose other than to purchase and hold the Common Stock to be issued by the Company and pass through the rights related to those securities to investors in the CF Units being offered by this offering statement. The Co-Issuer is managed by the Company as its sole manager.

The SPV is prohibited from taking actions that would harm its members, including, for example, using the proceeds from the sale of the CF Units for anything other than purchasing the Common Stock or borrowing money. The SPV is required to take certain actions that benefit the members, such as furnishing all information received from the Company to the members and providing to each investor the right to direct the SPV to assert the rights under state and federal law that the investor would have if he or she had invested directly in the Company.

Term Sheet

Company:	Nico Ventures, Inc., a Delaware corporation
Co-Issuer:	Nico Ventures CF SPV, LLC, a Delaware limited liability company
Securities Offered Type:	CF Units, which are units of membership interest in the SPV
Price per CF Unit:	$2.00 per CF Unit, subject to the following offering price discount: investors who invest the first $480,000 of this offering receive a 20% price discount to the $2.00 per CF Unit price so that such investors pay $1.60 per CF Unit.
Target Amount:	$100,000
Maximum Offering Amount	$5,000,000
Minimum Investment Amount:	$200
Target Date	May 31, 2025
Number of Securities Outstanding:	10,000,000
Company:	After sale of Target Offering Amount, the Company will have 10,062,500 shares of Common Stock outstanding. After sale of Maximum Offering Amount, the Company will have 12,560,000 shares of Common Stock outstanding. * Assumes that none of the investors in this Offering are Major Investors.
Co-Issuer:	After sale of Target Offering Amount, the Co-Issuer will have 62,500 CF Units outstanding.* After sale of Maximum Offering Amount, the Co-Issuer will have 2,560,000 CF Units outstanding.* * Assumes that none of the investors in this Offering are Major Investors.
Oversubscriptions accepted:	We will accept subscriptions in excess of the Target Amount.
Proceeds to us if Target Offering Amount is sold:	$90,505, after deducting commissions to the Issuance Express Funding Portal equal to 7% of the gross proceeds received from the sale of CF Units and an administrative fee of $2,495.
Proceeds to us if Maximum Amount is sold:	$4,647,505, after deducting commissions to the Issuance Express Funding Portal equal to 7% of the gross proceeds received from the sale of CF Units and an administrative fee of $2,495.
Use of proceeds:	See the description of the use of proceeds on page 13 hereof.

Offering term:	The offering will terminate upon the earliest of (i) the date when the Maximum Amount is sold, or (ii) May 31, 2025, or (iii) if our Board of Directors decides to terminate the offering earlier.
Rolling closings after Target Amount:	Once we reach and close on the Target Amount, we will be conducting "rolling closings" whereby if prior investments are executed and funds are transferred to the Intermediary, we can instruct the Intermediary to disburse offering funds to us at any time pursuant to a closing in compliance with applicable notification guidelines. Thus, investors who purchase securities prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our Company would be able to raise funds in another manner. Even if we raise the Maximum Amount, we will need to raise additional capital in the future.
Transfer restrictions:	The CF Units may not be transferred by any purchaser of such securities during the one-year period from when the shares were first issued unless the CF Units are transferred: (1) to the Company; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We will be under no obligation to register the resale of the securities under the Securities Act. There is currently no public market for the CF Units or any other securities of the Company or the SPV. The CF Units will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act.
Crowdfunding Intermediary:	Jumpstart Micro, Inc. d/b/a Issuance Express
Offering Website:	https://issuanceexpress.com/nico/
Escrow Facilitator:	North Capital Private Securities Corporation
How to Subscribe:	To invest in the Offering, investors must go to the Intermediary's platform at https://issuanceexpress.com/. The Intermediary collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering ("KYC/AML") check on each investor at no cost to the investor. An individual must be eighteen (18) years of age to invest. Investors that are non-United States residents may not be able to participate in the offering due to local securities laws. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the CF Units and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Private Securities Corporation, an independent escrow facilitator, during the raise.
High risk investment:	An investment in the CF Units involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment. See "Risk Factors" for a description of the material risks of investing in our Company.

RISK FACTORS

Risks Related to the Company's Business and Industry

The securities we are offering you are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford the loss of their entire investment in our Company. You should carefully consider the risks below, together with the other information contained in the Subscription Agreement and the attached Exhibits, before you decide to invest in our Company. If any of the following risks occur, among others about which we currently are unaware, our business, results of operations and financial condition could be harmed and you could lose all or part of your investment. The risks and uncertainties described below are intended to be the material risks that are specific to us and to our industry. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause future actual results to differ materially from those contained in any historical or forward-looking statements. Potential investors should discuss the potential benefits and associated risks described below with their investment, tax, and legal advisors.

Recently Organized Company; Limited Operating History; Limited Resources

Our Company was incorporated on January 8, 2024. Our Company has a limited operating history and, accordingly, there is only a limited basis upon which to evaluate our Company's prospects for achieving its intended business objectives. Investors will be relying primarily on our Company's officer's and director's ability for our Company's success. Our Company has limited resources and has had limited revenues to date. Moreover, we cannot assure you that we will derive any material revenues from operations or operate on a profitable basis. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. Our Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. If we are not able to execute our business plan as anticipated, our Company may not be able to achieve profitability, and the Securities may experience a material reduction in value.

We are subject to the risks frequently experienced by early-stage companies.

The likelihood of our success must be considered in light of the risks frequently encountered by early-stage companies, especially those formed to develop and market media platforms. These risks include our ability to:

- Establish advertising sales and marketing capabilities;

- Establish and maintain a market for our media platform;

- Identify, attract, retain, and motivate qualified personnel;

- Continue to develop and upgrade our technologies to keep pace with changes in technology and the growth of our potential market;

- Maintain our reputation and build trust with readers and advertisers;

- Contract for or develop the internal skills needed for large scale commercial operations; and

- Fund the capital expenditures required to develop commercial operations.

Our failure to surmount these risks and challenges could have a material adverse impact on our business and results of operations.

The assumptions on which we relied in establishing growth targets may not be accurate.

The growth targets and other projections contained in our Investor Presentation dated August 1, 2024 are aspirational and are not intended to constitute a "financial outlook" or "future oriented financial information" for purposes of applicable securities laws. The growth targets and other projections are based on certain assumptions that our management and our board of directors consider to be reasonable. We cannot assure you that such assumptions will prove to be accurate. Actual results for the estimate period may vary from the growth targets and other projections and those variations may be material. We cannot assure you that actual results achieved in the estimate period will be the same, in whole or in part, as those included in the growth targets and other projections.

We will need additional capital in the future, which may not be available to us on favorable terms, or at all, and may dilute your ownership of our common stock.

We will require additional capital from equity or debt financing in the future to:

- fund our operations;

- take advantage of strategic opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies, or businesses; and

- respond to competitive pressures

We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through issuances of equity, convertible debt securities or other securities convertible into equity, our existing securityholders could suffer significant dilution in their percentage ownership of our Company, and any new securities we issue could have rights, preferences, and privileges senior to those of our Common Stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

We may expand through acquisitions of, or investments in, other companies or through business relationships, all of which may divert our management's attention, resulting in additional dilution to our shareholders and consumption of resources that are necessary to sustain our business.

One of our business strategies is to acquire competing or complementary services, technologies, or businesses. We also may enter relationships with other businesses to expand our service offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other companies.

Any future acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. We may encounter difficulties assimilating or integrating the acquired businesses, technologies, products, personnel, or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us and we may have difficulty retaining the customers of any acquired business due to changes in management and ownership. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our business. Moreover, we cannot assure you that the anticipated benefits of any acquisition, investment or business relationship would be realized or that we would not be exposed to unknown liabilities, nor can we assure you that we will be able to complete any acquisitions on favorable terms or at all. These factors, among the many other risks and uncertainties that typically are associated with acquisitions of existing businesses, could negatively impact our Company generally, which would have a material adverse effect on our business, financial condition and results of operations.

We may pursue future acquisitions or dispositions that you may not consider to be in the best interest of holders of common shares.

We may incur indebtedness for future acquisitions and other reasons, which would be senior to our common shares. Future acquisitions may also reduce our cash available for distribution to our shareholders, including holders of Common Stock, following such acquisitions. To the extent such acquisitions do not perform as expected, such risk may be particularly heightened. You will generally not be entitled to vote with respect to any future acquisitions, and we may pursue future acquisitions with which you do not agree.

If we are unable to attract new readers, and advertisers, and retain readers and advertisers on a cost-effective basis, our business and results of operations will be affected adversely.

To succeed, we must attract and retain readers, and advertisers on a cost-effective basis, many of whom have not previously used our services. We may rely on a variety of methods to attract readers, and advertisers, such as paying providers of online services, search engines, directories, and other websites to provide content, advertising banners and other links that direct readers and advertisers to our website, direct sales, and partner sales. If we are unable to use any of our current marketing initiatives or the cost of such initiatives were to significantly increase or such initiatives or our efforts to satisfy our existing customers are not successful, we may not be able to attract

new journalists, readers, and advertisers or retain readers, and advertisers on a cost-effective basis and, as a result, our revenue and results of operations would be affected adversely.

If we fail to develop our brands cost-effectively, our business may be adversely affected.

Successful promotion of our brands will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful services at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brands. If we fail to successfully promote and maintain our brands or incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract enough new customers or retain existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business and results of operations could suffer.

The market in which we participate is highly competitive and, if we do not compete effectively, our operating results could be harmed.

The market for our services is highly competitive and rapidly changing, and the barriers to entry are relatively low. With the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, limit customer attrition and maintain our prices.

We operate in a highly competitive environment that is subject to rapid change. We will compete for audience share and subscribers, as well as subscription, advertising, and other revenues such as affiliate referral revenues. Our competitors include content providers and distributors, as well as news aggregators, search engines and social media platforms. Competition among these companies is robust, and new competitors can quickly emerge.

Our ability to compete effectively depends on many factors both within and beyond our control, including among others:

●   our ability to deliver a breadth of high-quality journalism and content that is interesting and relevant to our audience;

●   our reputation and brand strength relative to those of our competitors;

●   the popularity, usefulness, ease of use, format, performance, reliability and value of our digital products, compared with those of our competitors;

●   the sustained engagement of our audience directly with our products;

●   our ability to reach new users in the United States and abroad;

●   our ability to develop, maintain and monetize our products;

- our visibility on search engines and social media platforms and in mobile app stores, compared with the visibility of our competitors;

- our marketing and selling efforts, including our ability to differentiate our products and services from those of our competitors;

- our ability to attract, retain, and motivate talented employees, including journalists and people working in digital product development disciplines, among others, who are in high demand;

- our ability to provide advertisers with a compelling return on their investments; and

- our ability to manage and grow our business in a cost-effective manner.

Competition could result in reduced sales, reduced margins, or the failure of our services to achieve or maintain more widespread market acceptance, any of which could harm our business. While we do not compete currently with vendors serving larger customers, we may face future competition from these providers if they determine that our target market presents an opportunity for them. We may also experience competition from large established businesses possessing large, existing customer bases, substantial financial resources, and established distribution channels. If these types of companies decide to develop, market, or resell competitive services, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

Our current and potential competitors may have significantly more financial, technical, marketing, and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our current and potential competitors may have more extensive customer bases and broader customer relationships than we have. If we are unable to compete with such companies, the demand for our products could substantially decline.

Some of our current and potential competitors provide free and/or lower-priced alternatives to our products, and/or have greater resources than we do, which may allow them to compete more effectively than us. In addition, several companies with competing news destinations, subscriptions, and other products, such as Apple and Alphabet, control how our content is discovered, displayed and monetized in some of the primary environments in which we develop relationships with users, and therefore can affect our ability to compete effectively. Some of these companies encourage their large audiences to consume our content within their products, impacting our ability to attract, engage and monetize users directly.

Our ability to retain existing subscribers and to grow the size and profitability of our subscriber base depends on many factors, both within and beyond our control, and a failure to do so could adversely affect our results of operations and business.

Revenue from advertising and subscriptions to our digital products will make up most of our total revenue. Our future growth and profitability depend upon our ability to retain, grow and effectively monetize our audience and subscriber base in the United States and abroad. We will invest

significant resources in our efforts to do so but there is no assurance that we will be able to successfully grow our subscriber base in line with our expectations, or that we will be able to do so without taking steps such as adjusting our pricing or incurring subscription acquisition costs that could adversely affect our subscription revenues, margin and/or profitability.

Our ability to attract and grow our digital subscriber base depends on the size of our audience and its sustained engagement directly with our products, including the breadth, depth, and frequency of use. The size and engagement of our audience depends on many factors both within and beyond our control, including significant news, sports and other events; user sentiment about the quality of our content and products; the free access we provide to our content; the format and breadth of our offerings; varied and changing consumer expectations and behaviors (including consumers' interest in news content); and our ability to successfully manage changes implemented by search engines and social media platforms or potential changes in the search ecosystem that affect or could affect the visibility of our content, among other factors.

Consumers' willingness to subscribe to our products may depend on a variety of factors, including their engagement, our subscription plans and pricing, the perceived differentiated value of being a subscriber, our ability to adapt to changes in technology, consumers' discretionary spending habits, and our marketing expenditures and effectiveness, as well as other factors within and outside our control. Our ability to attract subscribers also depends on the size and speed of development of the markets for high-quality, English-language news, sports information, entertainment, finance, and/or audio journalism, which are uncertain.

We may also face additional challenges in expanding our subscriber bases to new audiences, which is part of our strategy, and the growth of our business could be harmed if our expansion efforts do not succeed. For example, we could be at a disadvantage compared with local and multinational competitors who may devote more resources to local or regional coverage than we do. Our continued expansion will depend on our ability to adapt, on a cost-effective basis, our content, products, pricing, marketing and payment processing systems for new audiences. As we increase the size of our subscriber base, we expect it will become increasingly difficult to maintain our rate of growth.

We must also manage the rate at which subscriptions to our products are canceled — what we refer to as our "churn." Subscriptions are canceled for a variety of reasons, including the factors referenced above that impact consumers' willingness to subscribe to our products as well as subscribers' perception that they do not engage with our content sufficiently, the end of promotional pricing or other adjustments in our subscription pricing, changes in the payment industry (including changes in payment regulations, standards or policies), and the expiration of subscribers' credit cards. New subscriber cohorts may not retain at the same rate as prior cohorts of subscribers, particularly as we endeavor to encourage users who may spend less time with our products to subscribe.

The future growth of our business and profitability also depends on our ability to successfully monetize our subscriber relationships. We are investing in efforts to encourage subscribers to use and pay for multiple products, primarily through our multi-product digital bundle and the integration of our digital products, but there can be no assurance that such efforts will be successful

in attracting, retaining, and monetizing subscribers. We have also invested in efforts to align our pricing model with users' willingness to pay, and may continue to implement changes in our pricing, subscription plans or pricing model that could have an adverse impact on our ability to attract, engage and retain subscribers.

Our registered user base and other metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics may harm our reputation and our business.

We track certain metrics, such as subscribers, average revenue per subscriber and registered users, which are used to measure our performance and which we use to evaluate growth trends and make strategic decisions. These metrics are calculated using internal company data as well as information we receive from third parties and are subject to inherent challenges in measurement. For example, there may be individuals who have multiple subscriptions or registrations, which we treat as multiple subscribers or registrations, as well as single subscriptions and registrations that are used by more than one person. In addition, we rely on estimates in calculating subscriber and subscription metrics in connection with group corporate and educational subscriptions. The complex systems, processes and methodologies used to measure these metrics require significant effort, judgment, and design inputs, and are susceptible to human error, technical errors and other vulnerabilities, including those in hardware devices, operating systems and other third-party products or services on which we rely. We also depend on accurate reporting by third parties such as Apple and Alphabet, as some of our subscribers purchase their subscriptions through these intermediaries, and our control over the information available to us from these third parties is limited. Accordingly, our metrics may not reflect the actual number of people using our products or the revenue we generate from this class of users.

Inaccuracies or limitations in these metrics may affect our understanding of certain details of our business, which could result in suboptimal business decisions and/or affect our longer-term strategies. In addition, we are continually seeking to improve our estimates of these metrics, which requires continued investment, and as our tools and methodologies for measuring these metrics evolve, there may be unexpected changes to our metrics. Real or perceived inaccuracies in our reported metrics could harm our reputation and/or subject us to legal or regulatory actions and/or adversely affect our operating and financial results.

Our advertising revenues are affected by numerous factors, including market dynamics, evolving digital advertising trends and the evolution of our strategy.

We derive all revenues from the sale of advertising in our products. As the digital advertising market continues to evolve, our ability to compete successfully for advertising budgets will depend on, among other things, our ability to engage and grow digital audiences, collect and leverage data, and demonstrate the value of our advertising and the effectiveness of our products to advertisers. In determining whether to buy advertising with us, advertisers consider the demand for and content and format of our products, demographics of our audience, advertising rates, targeting capabilities, results observed by advertisers, and perceived effectiveness of advertising offerings and alternative advertising options.

Companies with large digital platforms, such as Meta Platforms, Alphabet and Amazon, which have greater audience reach, audience data and targeting capabilities than we do, command a large share of the digital advertising market, and we anticipate that this will continue. In addition, there is continued increasing demand for digital advertising in formats that are dominated by these platforms, particularly vertical short-form video and streaming, and we may not be able to compete effectively in these formats. The remaining market is subject to significant competition among publishers and other content providers, and is characterized by considerable audience fragmentation. These dynamics have affected, and will likely continue to affect, our ability to attract and retain advertisers and to maintain or increase our advertising rates.

Digital advertising networks and exchanges with real-time bidding and other programmatic buying channels that allow advertisers to buy audiences at scale also play a significant role in the marketplace and represent another source of competition. They have caused and may continue to cause further downward pricing pressure and the loss of a direct relationship with marketers, especially during periods of economic downturn.

The evolving standards for delivery of digital advertising, as well as the development and implementation of technology, regulations, policies, practices and consumer expectations that adversely affect our ability to deliver, target or measure the effectiveness of advertising (including blocking the display of advertising, the phase-out of browser support for third-party cookies and of mobile operating systems for advertising identifiers, and new privacy regulations providing for additional consumer rights), may also adversely affect our advertising revenues if we are unable to develop effective solutions to mitigate their impact.

Our digital advertising offerings include products that use proprietary first-party data to generate predictive insights and help inform our clients' advertising strategies. Our ability to quickly and effectively evolve these products; the volume, quality, and price of competitive products; and continued changes to industry regulation all have the potential to impact the success of this strategy.

Our digital advertising operations may rely on technologies (particularly Alphabet's ad manager) that, if interrupted or meaningfully changed, or if the providers leverage their power to alter the economic structure, could have an adverse impact on our advertising revenues, operating costs and/or operating results.

Our business and financial results may be adversely impacted by economic, market, public health and geopolitical conditions or other events causing significant disruption.

We and the companies with which we do business are subject to risks and uncertainties caused by factors beyond our control, including economic, public health and geopolitical conditions. These include economic weakness, uncertainty, and volatility, including the potential for a recession; a competitive labor market; inflation; supply chain disruptions; and rising interest rates.

These factors may result in declines and/or volatility in our operating results. For example, advertising spending is sensitive to economic, public health and geopolitical conditions, and our advertising revenues have been and could be further adversely affected as advertisers respond to

such conditions by reducing their budgets or shifting spending patterns or priorities, or if they are forced to consolidate or cease operations. In addition, economic, public health and geopolitical conditions may lead to fluctuations in the size and engagement of our audience, which can impact our ability to attract, engage and retain audience and subscribers. To the extent economic conditions lead consumers to reduce spending on discretionary activities, subscribers may increasingly shift to lower-priced subscription options and/or our ability to retain current and obtain new subscribers or implement price increases could be hindered, which would adversely impact our subscription revenue.

Our costs may also be adversely affected by economic, public health and/or geopolitical conditions. For example, if inflation remains at current levels, or increases, for an extended period, our employee-related costs are likely to increase.

Any events causing significant disruption or distraction to the public or to our workforce, or impacting overall macroeconomic conditions, such as a resurgence of the Covid-19 pandemic or other public health crises, supply chain disruptions, political instability or crises, war, social unrest, terrorist attacks, natural disasters and other adverse weather and climate conditions, or other unexpected events, could also disrupt our operations or the operations of one or more of the third parties on which we rely. If a significant portion of our workforce or the workforces of the third parties with which we do business (including our advertisers and distribution partners) is unable to work due to illness, power outages, connectivity issues or other causes that impact individuals' ability to work, our operations and financial performance may be negatively impacted.

The future impact that economic, public health and geopolitical conditions will have on our business, operations and financial results is uncertain and will depend on numerous evolving factors and developments that we are not able to reliably predict or mitigate. It is also possible that these conditions may accelerate or worsen the other risks discussed in this section.

Adverse results from litigation or governmental investigations can impact our business practices and operating results.

From time to time, we may be party to litigation, including matters relating to alleged defamation, consumer class actions and employment-related matters, as well as regulatory, environmental, and other proceedings with governmental authorities and administrative agencies. Adverse outcomes in lawsuits or investigations could result in significant monetary damages or injunctive relief that could adversely affect our results of operations or financial condition as well as our ability to conduct our business as it is presently being conducted. In addition, regardless of merit or outcome, such proceedings can have an adverse impact on the Company because of legal costs, diversion of the attention of management and other personnel, harm to our reputation, and other factors.

Risks Related to Our Management

If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our ability to attract and retain key personnel. Our future also depends on the continued contributions of our executive officer and other key technical personnel, each of whom would be difficult to replace. Sam Anthony, our CEO and President, is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Sam Anthony or other key personnel and the process to replace any of our key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives. Our anticipated growth could strain our personnel resources and infrastructure, and if we are unable to implement appropriate controls and procedures to manage our anticipated growth, we may not be able to successfully implement our business plan.

We are anticipating a period of rapid growth in our headcount and operations, which may place, to the extent that we are able to sustain such growth, a significant strain on our management and our administrative, operational, and financial reporting infrastructure.

Our success will depend in part on the ability of our senior management to manage this expected growth effectively. To do so, we believe we will need to continue to hire, train and manage new employees as needed. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational and financial controls and update our reporting procedures and systems. The expected addition of new employees and the capital investments that we anticipate will be necessary to manage our anticipated growth will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully manage our anticipated growth, we will be unable to execute our business plan.

Dependence upon Outside Advisors.

To supplement the business experience of its officers and directors, our Company is required to employ accountants, technical experts, appraisers, attorneys, and other consultants and advisors. The selection of any such advisors will be made by our Company's officers without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to our Company. Outside advisors may be persons who are affiliates if those affiliates are able to provide the required services. Our inability to effectively manage our outside advisors may have an adverse impact on the Company.

We do not have compensation or an audit committee, so shareholders will have to rely on the independent directors to perform these functions.

We do not have an audit or compensation committee comprised of independent directors. These functions are performed by our board of directors. Until we have an audit committee comprise of independent directors, there may less oversight of management decisions and activities and little ability for minority shareholders to challenge or reverse those activities and decisions, even if they are not in the best interests of minority shareholders.

Risks Related to Our Systems

We are reliant upon information technology to operate our business and maintain our competitiveness.

Our ability to leverage our technology and data scale is critical to our long-term strategy. Our business increasingly depends upon the use of sophisticated information technologies and systems, including technology and systems (cloud solutions, mobile and otherwise) utilized for communications, marketing, productivity tools, training, lead generation, records of transactions, business records (employment, accounting, tax, etc.), procurement, call center operations and administrative systems. The operation of these technologies and systems is dependent upon third-party technologies, systems and services, for which there are no assurances of continued or uninterrupted availability and support by the applicable third-party vendors on commercially reasonable terms. We also cannot assure that we will be able to continue to effectively operate and maintain our information technologies and systems. In addition, our information technologies and systems are expected to require refinements and enhancements on an ongoing basis, and we expect that advanced new technologies and systems will continue to be introduced. We may not have the resources to obtain such new technologies and systems, or to replace or introduce new technologies and systems as quickly as our competitors or in a cost-effective manner. Also, we may not achieve the benefits anticipated or required from any new technology or system, and we may not be able to devote financial resources to new technologies and systems in the future. The failure to keep pace with technological developments and advancements could materially harm our business.

Cybersecurity incidents could disrupt business operations, result in the loss of critical and confidential information, and adversely impact our reputation and results of operations.

We face growing risks and costs related to cybersecurity threats to our data and customer, employee and independent sales agent data, including but not limited to:

•   the failure or significant disruption of our operations from various causes, including human error, computer malware, ransomware, insecure software, zero-day threats, or other events related to our critical information technologies and systems.

•   the increasing level and sophistication of cybersecurity attacks, including distributed denial of service attacks, data theft, fraud or malicious acts on the part of trusted insiders, social engineering, or other unlawful tactics aimed at compromising the systems and data of our officers and employees (including via systems not directly controlled by us, such as those maintained by joint venture partners and third-party service providers)

•   the reputational and financial risks associated with a loss of data or material data breach (including unauthorized access to our proprietary business information or personal information of our customers, employees and independent sales agents), the transmission of computer malware, or the diversion of home sale transaction closing funds.

Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to information technology systems via viruses, worms, and other malicious

software, to phishing to advanced and targeted hacking launched by individuals or organizations. These attacks may be directed at us, our employees, third-party service providers and joint venture partners.

In the ordinary course of our business, we and our third-party service providers collect and store sensitive data, including our proprietary business information and intellectual property and that of our clients as well as personally identifiable information, sensitive financial information and other confidential information of our employees and customers. Additionally, we will increasingly rely on third-party data processing, storage providers, and critical infrastructure services, including cloud solution providers. The secure processing, maintenance and transmission of this information are critical to our operations and with respect to information collected and stored by our third-party service providers, we are reliant upon their security procedures. A breach or attack affecting one of our third-party service providers or partners could harm our business even if we do not control the service that is attacked.

In addition, the increasing prevalence and the evolution of cyber-attacks and other efforts to breach or disrupt our systems or those of our employees, customers, third-party service providers and joint venture partners, will likely lead to increased costs to us with respect to preventing, investigating, mitigating and remediating these risks.

Moreover, we are required to comply with regulations both in the United States and in other countries where we do business that regulate cybersecurity, privacy, and related matters.

To date, we have not experienced any material cybersecurity attacks. Although we will employ measures to prevent, detect, address and mitigate these threats (including access controls, data encryption, penetration testing, vulnerability assessments and maintenance of backup and protective systems), and conduct diligence on the security measures employed by key third-party service providers, cybersecurity incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties, including personally identifiable information and financial information) and the disruption of business operations.

Our facilities and systems are vulnerable to natural disasters and other unexpected events and any of these events could result in an interruption of our ability to execute clients' email campaigns.

We depend on the efficient and uninterrupted operations of third-party data centers and hardware systems. The data centers and hardware systems are vulnerable to damage from earthquakes, tornados, hurricanes, fire, floods, power loss, telecommunications failures, and similar events. If any of these events results in damage to third-party data centers or systems, we may be unable to provide our clients with our service until the damage is repaired and may accordingly lose clients and revenues. In addition, subject to applicable insurance coverage, we may incur substantial costs in repairing any damage.

Any significant disruption in service on our website or in our computer systems, or in our customer support services, could reduce the attractiveness of our services and result in a loss of customers.

The satisfactory performance, reliability and availability of our services are critical to our operations, level of customer service, reputation, and ability to attract new customers and retain customers. Most of our computing hardware is co-located in third-party hosting facilities. None of the companies who host our systems guarantee that our customers' access to our products will be uninterrupted, error-free or secure. Our operations depend on their ability to protect their and our systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangements with third-party data centers are terminated, or there is a lapse of service or damage to their facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in access to our services, whether because of a third-party error, our own error, natural disasters, or security breaches, whether accidental or willful, could harm our relationships with customers and our reputation. These factors could damage our brand and reputation, divert our employees' attention, reduce our revenue, subject us to liability and cause customers to cancel their accounts, any of which could adversely affect our business, financial condition, and results of operations.

We do not have a disaster recovery system, which could lead to service interruptions and result in a loss of customers.

We do not have any disaster recovery systems. In the event of a disaster in which our software or hardware are irreparably damaged or destroyed, we would experience interruptions in access to our services. Any or all these events could cause our customers to lose access to our services.

We rely on third-party computer hardware and software that may be difficult to replace or that could cause errors or failures of our service, which could cause us to suffer a decline in revenues and profitability.

We rely on computer hardware purchased and software licensed from third parties to offer our services. This hardware and software may not continue to be available on commercially reasonable terms, or at all. If we lose the right to use any of this hardware or software or such hardware or software malfunctions, our customers could experience delays or be unable to access our services until we can obtain and integrate equivalent technology or repair the cause of the malfunctioning hardware or software. Any delays or failures associated with our services could upset our customers and harm our business.

Defects, delays, or interruptions in the hosting services we utilize could adversely affect our reputation and operating results.

We plan to utilize third-party subscription-based software services as well as public cloud infrastructure services to provide solutions for many of our computing and bandwidth needs. Any interruptions to these services generally could result in interruptions in service to our subscribers and advertisers and/or the Company's critical business functions, notwithstanding business continuity or disaster recovery plans or agreements that may currently be in place with these providers. This could result in unanticipated downtime and/or harm to our operations, reputation, and operating results. A transition of these services to different cloud providers would be difficult to implement and would cause us to incur significant time and expense. In addition, if hosting costs increase over time and/or if we require more computing or storage capacity because of growth or otherwise, our costs could increase disproportionately.

If we are unable to protect the confidentiality of our unpatented proprietary information, processes and know-how and our trade secrets, the value of our services could be adversely affected.

We rely upon unpatented proprietary processes and know-how and trade secrets. Although we try to protect this information in part by executing confidentiality agreements with our employees, consultants and third parties, such agreements may offer only limited protection and may be breached. Any unauthorized disclosure or dissemination of our proprietary processes and know-how or our trade secrets, whether by breach of a confidentiality agreement or otherwise, may cause irreparable harm to our business, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise be independently developed by our competitors or other third parties. If we are unable to protect the confidentiality of our proprietary information, processes and know-how or our trade secrets are disclosed, the value of our technology and services could be adversely affected, which could negatively impact our business, financial condition, and results of operations.

If the security of customers' confidential information stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be severely harmed, we may be exposed to liability and we may lose the ability to offer our customers a credit card payment option.

Our systems may store customers' credit card information and other critical data. Any accidental or willful security breaches or other unauthorized access could expose us to liability for the loss of such information, adverse regulatory action by federal and state governments, time-consuming and expensive litigation, and other possible liabilities as well as negative publicity, which could severely damage our reputation. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our customers' data, our relationships with our customers will be severely damaged, and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate

preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, and we could lose customers and fail to acquire new customers.

If we fail to maintain our compliance with the data protection policy documentation standards adopted by the major credit card issuers, we could lose our ability to offer our customers a credit card payment option. Any loss of our ability to offer our customers a credit card payment option would make our products less attractive to many small organizations by negatively impacting our customer experience and significantly increasing our administrative costs related to customer payment processing.

Security incidents and other network and information systems disruptions could affect our ability to conduct our business effectively and damage our reputation.

Our systems store and process confidential subscriber, user, employee, and other sensitive personal and Company data, and therefore maintaining our network security is of critical importance. In addition, we rely on the technology and systems provided by third-party vendors (including cloud-based service providers) for a variety of operations, including encryption and authentication technology, employee email, domain name registration, content delivery, administrative functions (including payroll processing and certain finance and accounting functions) and other operations.

We may face attempts by malicious actors to breach our security and compromise our information technology systems. These attackers may use a blend of technology and social engineering techniques (including denial of service attacks, phishing or business email compromise attempts intended to induce our employees, business affiliates and users to disclose information or unwittingly provide access to systems or data, ransomware, and other techniques) to disrupt service or exfiltrate data. Information security threats are constantly evolving in sophistication and volume, increasing the difficulty of detecting and successfully defending against them. We and the third parties with which we work may be more vulnerable to the risk from activities of this nature because of operational changes such as significant increases in remote and hybrid working. To date, no incidents have had, either individually or in the aggregate, a material adverse effect on our business, financial condition, or results of operations.

Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to develop, implement and maintain. These efforts require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated and may limit the functionality of or otherwise negatively impact our products, services and systems. Although the costs of the controls and other measures we have taken to date have not had a material effect on our financial condition, results of operations or liquidity, the costs and effort to respond to a security incident and/or to mitigate any security vulnerabilities that may be identified in the future could be significant.

There can also be no assurance that the actions, measures and controls we have implemented will be effective against future attacks or be sufficient to prevent a future security incident or other disruption to our network or information systems, or those of our third-party providers, and our disaster recovery planning cannot account for all eventualities. Such an event could result in a disruption of our services, unauthorized access to or improper disclosure of personal data or other confidential information, or theft or misuse of our intellectual property, all of which could harm our reputation, require us to expend resources to remedy such a security incident or defend against further attacks, divert management's attention or subject us to liability, or otherwise adversely affect our business. While we maintain cyber risk insurance, the costs relating to certain kinds of security incidents could be substantial, and our insurance may not be sufficient to cover all losses related to any future incidents involving our systems.

We do not currently have any general liability insurance to protect us in case of customer or other claims.

We do not have any general liability insurance to cover any potential claims to which we are exposed. Any imposition of liability would increase our operating losses and reduce our net worth and working capital.

Risks Related to Our Securities and This Offering

You may not be investing directly into the Company, but into a special purpose vehicle.

Regulation CF permits us to use a "special purpose vehicle" or "SPV" in this offering and we have chosen to do so in the form of Nico Ventures SPV, LLC, other than for persons who are "Major Investors" (any person who invests $2,000 or more in this offering, who will have the option, at their election, to receive shares of Common Stock directly in the Company). That means any person other than a Major Investor will be investing in the Co-Issuer, Nico Ventures SPV, LLC, and with the money you invest, it will buy our Common Stock and you will become a member of Nico Ventures SPV, LLC. A condition to using an SPV is that the SPV pass on the same economic and governance rights that are set out in the Common Stock. However, it may not always be possible to replicate those rights exactly, because the rights of membership interests (CF Units) in the Co-Issuer, which is a Delaware limited liability company, do not correspond exactly with the rights of the Common Stock in the Company, which is a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the manager of the Co-Issuer, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the Co-Issuer is explained further in the section tilted "Securities Being Offered." The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

You will not have the ability to influence management.

Other than as set forth in this Form C, no investor in this offering will have the right to participate in the management of the business of the Company or the SPV. Accordingly, investors should not invest unless they are willing to entrust all aspects of management to the Company.

We have broad discretion to use the net proceeds from this offering, which we may not use effectively.

Our management has broad discretion in the application of the net proceeds from this offering. If we do not use the net proceeds effectively, our business, financial condition, results of operations, and prospects could be harmed. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield to our shareholders.

We will have broad discretion in the use of the net proceeds from this offering and, despite our efforts, we may use the net proceeds in a manner that does not increase the value of your investment.

We retain broad discretion over the use of the net proceeds from the sale of common shares and, accordingly, you will need to rely upon the judgment of our management with respect to the use of proceeds, potentially with only limited information concerning our specific intentions. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

Because we can issue additional shares of Common Stock, our shareholders may experience dilution in the future.

Our Company's Certificate of Incorporation authorizes the issuance of 105,000,000 shares of common stock, par value $0.001 per share. Upon completion of this offering, assuming the entire offering is sold, there will be 12,560,000 of Common Stock outstanding and 92,500,000 authorized but unissued shares of Common Stock available for issuance. Our Company may issue a substantial number of additional shares of Common Stock in connection with a merger, acquisition or other business combination. To the extent that additional shares of Common Stock are issued, dilution to the interests of our Company's stockholders will occur. Additionally, if a substantial number of shares of Common Stock are issued in connection with a merger, acquisition or other business combination, a change in control of our Company could occur which may impact, among other things, the utilization of net operating losses, if any. Furthermore, the issuance of a substantial number of shares of Common Stock may cause dilution and adversely affect prevailing market prices, if any, for the Common Stock, and could impair our Company's ability to raise additional capital through the sale of its equity securities.

Our board of directors has the authority, without shareholder approval, to issue preferred stock with terms that may not be beneficial to existing security holders and with the ability to affect adversely shareholder voting power and perpetuate their control over us.

Our certificate of incorporation allows us to issue 5,000,000 shares of preferred stock without any vote or further action by holders of our Common Stock or preferred stock. Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors also has the authority to issue preferred stock without further shareholder approval, including large blocks of preferred stock. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of Common Stock or other preferred shareholders and the right to the redemption of the shares, together with a premium, prior to the redemption of our Common Stock.

Preferred stock could be used to dilute a potential hostile acquirer. Accordingly, any future issuance of preferred stock or any rights to purchase preferred shares may have the effect of making it more difficult for a third party to acquire control of us. This may delay, defer, or prevent a change of control or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings attributable to, and assets available for distribution to, the holders of our Common Stock and could adversely affect the rights and powers, including voting rights, of the holders of our Common Stock and preferred stock.

We do not intend to pay any cash dividends on our securities, so you will not be able to receive a return on your investment unless you sell your shares.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our securities. Unless we pay dividends, our security holders will not be able to receive a return on their securities unless they sell them at a price in excess of the price at which they acquired them, of which there is no assurance.

No Assurance of Public Market or Exchange Act Registration.

No public trading market for the Common Stock currently exists. Although it is our long-term goal to become a reporting company under federal securities laws and cause our common stock trade publicly, we cannot assure investors that the Common Stock ever will be publicly traded. Even if the Common Stock is admitted to quotation or trading on a public exchange, we cannot assure you that a regular trading market will develop for the shares of Common Stock or that, if developed, any such market will be sustained. Trading of the Common Stock will likely be conducted through what is customarily known as the OTC Markets. Any market for the Common Stock which may result will likely be less well developed than if the Common Stock were traded on an exchange, such as the Nasdaq Market.

The offering price of the Securities was arbitrarily determined.

The offering price of the Securities we are offering you in this offering has been arbitrarily determined, and it does not necessarily bear any relationship to our asset value, net worth or other established criteria of value. As a result, if you invest in this offering, you will be exposed to a substantial risk of a decline in the value of your securities. Each prospective investor should make an independent evaluation of the fairness of the offering price. We cannot assure you that even if

a public trading market develops for our Company's securities, the Shares will attain market values commensurate with the Offering Price.

Investors Will Incur Immediate Substantial Dilution in the Value of the Securities.

Investors in the offering will incur immediate and substantial dilution and will bear virtually all the risks inherent in an investment in our Company. As a result, if you invest in this offering, you will be exposed to a substantial risk of a decline in the value of your securities. Each prospective investor should make an independent evaluation of the fairness of the offering price. We cannot assure you that even if a public trading market develops for our Company's securities, the Shares will attain market values commensurate with the offering price.

The Common Stock will not be freely tradable until one year from the initial purchase date. Although the Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Common Stock. Because the Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Common Stock may also adversely affect the price that you might be able to obtain for the Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits

carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 67.78% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of stock will be subject to dilution of their ownership percentage in the Company.

Owners of do not have preemptive rights. If the Company conducts subsequent offerings of or securities convertible into shares of Common Stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

Investors will be subject to federal income tax consequences. The SPV expects to be treated as a partnership for U.S. federal income tax purposes.

Each investor, in determining its U.S. federal income tax liability, will take into account its allocable share of income, gain, loss, deduction and credits of the SPV, without regard to whether it has received distributions from the SPV. Consequently, investors may be liable for income taxes on income allocated to the mina given year in excess of the amount of any distributions they received that year and may be required to pay taxes on their share of the SPV's taxable income using cash from other sources. The consequences to investors of an investment in the SPV are complex. Accordingly, each prospective investor is advised to consult its own tax counsel as to the specific tax consequences of an investment in the SPV. The SPV has not been structured to provide tax benefits to investors, and an investment in the SPV should not be based on the expectation that tax benefits will accrue therefrom.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our Target Amount for this offering, we may request that the Intermediary instruct the Escrow Facilitator, North Capital Private Securities Corporation, to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors in the SPV. All early stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be investors in the SPV and will have no such rights.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Forward Looking Statements.

This offering statement and the Investor Deck dated June 30, 2024 contains forward looking statements. The words "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "could," "may" and similar expressions are intended to identify forward looking statements. Such statements reflect our Company's current views with respect to future events and financial performance and involve risks and uncertainties, including without limitation the risks described in this Risk Factors Disclosure Document. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, believed, expected, planned, intended, estimated, projected or otherwise indicated. Investors should carefully consider the risks described in this Risk Factors Disclosure Document before purchasing the securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Today, our democracy faces unprecedented challenges. Career politicians have transformed public service into a business that caters not to the people, but to corporate interests. This shift has led to a system where decisions are driven by the highest bidder, undermining the trust and transparency essential to a functioning democracy. The voices of everyday citizens are increasingly drowned out by the influence of powerful lobbies and special interest groups, creating a disconnect between elected officials and the people they are supposed to serve.

At the same time, mainstream media, once a stalwart of unbiased reporting, has succumbed to bias and censorship. Many media outlets now serve political and corporate agendas, leaving the public misinformed and polarized. This erosion of journalistic integrity threatens the very fabric of our society, as people struggle to find reliable sources of information. The media landscape is cluttered

with sensationalism and clickbait, prioritizing profit over truth and fostering division rather than understanding.

At Nico Ventures, we have developed YourNews.com, a groundbreaking content distribution platform. Our goal is to provide a space where news and information can be shared freely and fairly, allowing readers to make well-informed decisions. YourNews.com is designed to offer a variety of perspectives, free from the influence of big money and partisan politics. We aim to create a platform where the truth is paramount, and diverse viewpoints are given equal opportunity to be heard.

We also give advertisers a cost-effective way to reach a growing audience, ensuring they can connect with consumers without compromising the integrity of the content. This innovative approach allows businesses to reach potential customers in a meaningful way while supporting a platform dedicated to honest and unbiased reporting.

Unlike traditional media empires, we are putting the power of the press back into the hands of the people, where it truly belongs. This is a core principle at Nico Ventures: a free and independent press is crucial to the health of our democracy. By decentralizing media ownership and providing tools for citizen journalism, we empower individuals to take part in the narrative, fostering a more inclusive and representative media environment.

We believe that Nico Ventures should be owned by the people, not controlled by a media conglomerate or a Wall Street hedge fund. This is why we are committed to an ownership model that reflects our values of transparency, integrity, and public service.

Business Plan - The Company

We are building a digital news content distribution platform featuring diverse topics such as news, events, culture, and community sourced from over 400,000+ independent journalists and content creators. Our site is free to our readers, and will be supplemented by a daily newsletter for those who register and subscribe to the site. The goal is to provide timely, relevant content and news items to our subscribers, through our site and newsletter. As part of the strategy, the Company intends to market through social media, through our podcasters and journalists who will share our links and information, and through our advertisers. Our long-term vision is to become a transparent, real-time global news exchange accessible to anyone, anywhere. We intend to develop further relationships with podcasters and influencers, as well as develop a localized news source through our independent journalists. The diversity of our platform can be seen in the widespread categories of information we provide: politics, financial, business, entertainment, sports, lifestyle and more. We promote a culture of quality and integrity in all aspects of our business, including the exceptional team we hire and train. We invite all stakeholders to share in this culture with us, and to experience our commitment to providing timely information and topical news. Our app allows subscriber and readers easy access to news and information, while on the go as well!

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Advertising	We sell our advertising based on a fee schedule	Our target market are national and local brands in the United States.

We have no new products in development.

Competition

The company primarily competes with mainstream media as well as local online and offline news outlets.

The market for our services is highly competitive and rapidly changing, and the barriers to entry are relatively low. With the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales, limit customer attrition and maintain our prices. We operate in a highly competitive environment that is subject to rapid change. We will compete for audience share and subscribers, as well as subscription, advertising, and other revenues such as affiliate referral revenues. Our competitors include content providers and distributors, as well as news aggregators, search engines and social media platforms. Competition among these companies is robust, and new competitors can quickly emerge. Our ability to compete effectively depends on many factors both within and beyond our control, including among others:

● our ability to deliver a breadth of high-quality journalism and content that is interesting and relevant to our audience;

● our reputation and brand strength relative to those of our competitors;

● the popularity, usefulness, ease of use, format, performance, reliability and value of our digital products, compared with those of our competitors;

● the sustained engagement of our audience directly with our products; •our ability to reach new users in the United States and abroad;

● our ability to develop, maintain and monetize our products;

● our visibility on search engines and social media platforms and in mobile app stores, compared with the visibility of our competitors;

● our marketing and selling efforts, including our ability to differentiate our products and services from those of our competitors;

● our ability to attract, retain, and motivate talented employees, including journalists and people working in digital product development disciplines, among others, who are in high demand;

- our ability to provide advertisers with a compelling return on their investments; and

- our ability to manage and grow our business in a cost-effective manner.

Competition could result in reduced sales, reduced margins, or the failure of our services to achieve or maintain more widespread market acceptance, any of which could harm our business.

While we do not compete currently with vendors serving larger customers, we may face future competition from these providers if they determine that our target market presents an opportunity for them. We may also experience competition from large established businesses possessing large, existing customer bases, substantial financial resources, and established distribution channels. If these types of companies decide to develop, market, or resell competitive services, acquire one of our existing competitors or form a strategic alliance with one of our competitors, our ability to compete effectively could be significantly compromised and our operating results could be harmed.

Our current and potential competitors may have significantly more financial, technical, marketing, and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our current and potential competitors may have more extensive customer bases and broader customer relationships than we have. If we are unable to compete with such companies, the demand for our products could substantially decline.

Some of our current and potential competitors provide free and/or lower-priced alternatives to our products, and/or have greater resources than we do, which may allow them to compete more effectively than us. In addition, several companies with competing news destinations, subscriptions, and other products, such as Apple and Alphabet, control how our content is discovered, displayed and monetized in some of the primary environments in which we develop relationships with users, and therefore can affect our ability to compete effectively. Some of these companies encourage their large audiences to consume our content within their products, impacting our ability to attract, engage and monetize users directly.

Customers

The Company's current customers are primarily small and medium sized businesses who purchase ads within the content we display to readers. Our advertisers have included companies providing cellular phone services, snack food, jewelry, gold bullion, food, clothing, investments, cosmetics, pillows, cooking sauce, wine and candidates running for political office. There are numerous opportunities for advertisers nationally.

Some of our advertisers pay a flat monthly fee while others pay for a limited number of impressions. We are currently generating approximately $3,000 per month in revenue.

Marketing:

To Attract Website Visitors: We attract website visitors organically, primarily as website visitors consume content and share with others via email and on social media platforms. In the future, we plan to pay for online advertisements, email newsletter sponsorships and content creators. Our website visitor marketing budget is subject to several factors, including our results of operations. cash flow and the amount of capital we raise in our Regulation CF offering. We expect to significantly increase our marketing budget to attract website visitors, which we expect will enable us to increase revenues.

To Attract Content Providers: We attract independent journalists, freelance reporters, audio/video podcasters and other content providers to publish their content on our platform through the personal network of our founder, through appointment setters and through direct outreach on LinkedIn. LinkedIn's network includes over 460,000 freelance journalists and more than 42,000 podcasters in the U.S., many of whom are seeking innovative ways to monetize their content. By targeting these professionals on LinkedIn, we provide a lucrative platform to showcase their expertise and generate revenue. In the future, we plan to pay for online advertisements, direct mail campaigns and to attend trade shows. Our marketing budget is subject to several factors, including our results of operations. cash flow and the amount of capital we raise in our Regulation CF offering. We expect to significantly increase our marketing budget to attract content providers, which we expect will enable us to increase revenues.

Marketing to Attract Advertisers: We sell and market our advertising packages through the personal network of our founder and through appointment setters who contact potential advertisers to introduce our services. For local advertisers, we offer a $50 credit for free advertising to incentivize local advertising. Advertisers can easily create an account, apply the coupon code at checkout, and launch their campaigns. In the future, we plan to pay for online advertisements, direct mail campaigns and to attend trade shows. We also plan to partner with other companies who can sell and market our services. Our marketing budget is subject to several factors, including our results of operations. cash flow and the amount of capital we raise in our Regulation CF offering. We expect to significantly increase our marketing budget to attract advertisers, which we expect will enable us to increase revenues.

Independent Contractor Agreements

As of August 1, 2024, the Company has entered into an agreement with 27 independent contractors whereby each has agreed to share news and information about the Company and its business with people who consume their content, whether via podcast, social media or other channels.

Each independent contractor has agreed to share three yourNews.com articles and reshare three additional yourNews.com articles with their audience at least five days per week for up to five months. In addition, independent contractors with a podcast have agreed to bring the CEO of Nico Ventures, Inc. onto their show at least once per month, include the Nico Ventures equity crowdfunding link in the description of every show and include a daily live read to introduce the Nico Ventures equity crowdfunding campaign.

In exchange for their services, each of the independent contractors was granted 5,000 non-qualified stock options to purchase shares of Company common stock at a price of $2 per share. The stock

options can be exercised at any time within five years of the date issued. As of August 1, 2024 a total of 135,000 options have been issued pursuant to these agreements.

News

We source news and information from among the 400,000+ independent journalists, and independent podcasters in the United States. We are not reliant on any individual source or person.

Systems

The company uses outsourced technical services to develop, maintain and protect our systems.

Intellectual Property

The Company is not dependent on any intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Material Agreements

In January 2024, the Company entered into a consulting agreement with an advisor for consulting services related to public market listing of the Company. The Company has already paid $40,000 in cash to the consultant and agreed to pay an additional $20,000 upon filing of a prospectus, $20,000 upon effectiveness of such prospectus, and $20,000 upon public listing of the Company's shares of common stock. The Company also issued 10% of the outstanding common shares of the Company to the consultant.

Other

The Company's principal address is 1631 SW Pineland Way, Palm City, FL 34990

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibits to this Form C, incorporated by reference include:

Exhibit A: Audited Financial Statements of Company and Co-Issuer
Exhibit B: Transcript of video
Exhibit C: SPV Agreement
Exhibit D: Subscription Agreement
Exhibit E: Offering Page

Business of the SPV

Nico Ventures CF SPV, LLC (the "SPV" or the "Co-Issuer") was formed by or on behalf of the Company in Delaware in May 2024 as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the shares of the Common Stock in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act. The SPV is managed by the Company. Upon the receipt of proceeds from the sale of the CF Units, the SPV will purchase a corresponding number of shares of Common Stock from the Company at the price it received from investors in the CF Units.

The SPV will conduct no other business operations other than as described in this section. In compliance with the Securities Act and IC Act, the SPV's organizational documents and agreements with the Company specify or contemplate that the SPV:

• will not borrow money and use the proceeds from the sale of the CF Units solely to purchase the Common Stock;

• will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;

• has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the SPV will be paid solely by the Company;

• will maintain the same fiscal year-end as the Company;

• will maintain a one-to-one relationship between the number, denomination, type and rights of shares of Common Stock it owns and the number, denomination, type and rights of its securities outstanding (i.e., the CF Units);

• will seek instructions from the holders of with regard to participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;

• has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;

- will promptly provide disclosures and other information received by the Company to the investors and potential investors in the SPV and to the relevant intermediary; and

- will provide to each investor the right to direct the SPV to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$7,000	7.00%	$350,000
Campaign marketing expenses or related reimbursement	5.00%	$5,000	10.00%	$500,000
Estimated Attorney Fees	0.00%	$0	3.00%	$150,000
Estimated Accountant/Auditor Fees	0.00%	$0	2.00%	$100,000
General Marketing	5.00%	$5,000	10.00%	$500,000
Future Wages	83.00%	$83,000	40.00%	$2,000,000
Accrued Liabilities	0%	$0	1.6%	$80,000
General Working Capital	0.00%	$0	14.4%	$720,000
Public Listing Expenses	0.00%	$0	8.00%	$400,000
Technology	0.00%		4.00%	$200,000
Total	**100.00%**	**$100,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. Such fees are the responsibility of and will ultimately be borne by the Company

The Company has discretion to alter the use of proceeds as set forth above, while the SPV does not have such discretion as it relates to the purchase by it of the Common Stock with the net proceeds received from the sale of CF Units in this offering. The use of the proceeds represents management's estimates based upon current business and economic conditions. We reserve the right to use the net proceeds we receive in the offering in any manner we consider to be appropriate. Although our Company does not currently contemplate material changes in the proposed use of proceeds, to the extent we find that adjustment is required for other uses by reason of existing business conditions, the use of proceeds may be adjusted. The actual use of the proceeds of this

offering could differ materially from those outlined above as a result of several factors including those set forth under "Risk Factors" and elsewhere in this prospectus.

DIRECTORS, OFFICERS AND EMPLOYEES

Management of the Company

The table sets forth information as of the date of this Offering Statement with respect to the management of the Company:

Name	Title
Sam Anthony	CEO, President and Director
Delaney Sommers	Chief Editor

Background Information about our Officers and Directors

Sam Anthony has served as the president, the chief executive officer, and a director of the Company since January 2024. From 2000 to 2024, Mr. Anthony was the President and Director of YourNews Media Group, Inc., where he developed a network of independent reporters, podcasters, influencers and other content creators.

Sam Anthony has worked in the online media space for over 20 years, driven by a belief that the internet would disrupt legacy media and give rise to a new, more dynamic media landscape. He has been instrumental in architecting technology that facilitates the transition for tens of thousands of news reporters to find a new home in this evolving environment. Sam is passionate about creating a fair and balanced media where both sides of every story can be heard. His goal is to put the power of the press back in the hands of the people, where he believes it truly belongs.

Delaney Sommer has served as Editor in Chief since January 2025. Delaney is widely recognized as a pivotal figure in our organization, contributes significantly beyond her role as Editor-in-Chief. Renowned for her discerning editorial acumen, Delaney, known as Laney, excels in uncovering and highlighting the essence of stories, skillfully eliminating extraneous elements to focus on core truths. Her extensive 15-year career in the news business encompasses diverse facets of writing and editing, ranging from journalistic articles to comprehensive corporate communications and marketing collateral. In addition to her distinguished career in journalism, she has also made significant contributions to the entertainment industry, authoring treatments and scripts for television shows, as well as composing original musical pieces.

Laney's notable achievements include conducting interviews with prominent figures such as Michael Moore, Woody Harrelson, and Donald Trump, alongside numerous confidential sources, showcasing her versatility and depth in journalism. Her entrepreneurial spirit has led her to engage with both start-ups and established entities, taking on leadership roles such as Chief Content Officer and President at organizations like Windstorm Music and Madison Park Publishing.

Management of the SPV

The SPV is a manager-managed Delaware limited liability company formed in May 2024 for the sole purpose acquiring, holding, and disposing of the shares of the Common Stock in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act. The SPV is managed by the Company.

Compensation Arrangements.

We pay our CEO a base salary of $9,000 per month, our Chief Editor $5,000 per month and our social media manager $1,000 per month. Since inception, we've paid $46,500 to our CEO and $27,500 to our Chief Editor.

Related Party Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's Common Stock by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the Investor's purchase of CF Units may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Property, Goods or Services

Related Person/Entity	Sam Anthony
Relationship to the Company	CEO
Total amount of money involved	$1,000.00
Benefits or compensation received by related person	$1,000
Benefits or compensation received by Company	$1,000
Description of the transaction	The company purchased www.YourNews.com domain name.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

Indemnification

The Company is authorized by its certificate of incorporation and bylaws to indemnify its directors, officers or controlling persons acting in their professional capacity in accordance with Delaware law. Indemnification includes an indemnified person's right to receive payment for or reimbursement of, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, and expenses, including legal fees incurred, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 3 employees located in Florida and Nevada. The Company has not entered into an employment agreement or any other arrangement with any it its employees.

CAPITAL STRUCTURE AND OWNERSHIP

The following description of the securities offered by this Offering Statement, our authorized capital stock and other outstanding securities, as well as the authorized capital of the SPV, is intended as a summary only and is qualified in its entirety by reference, in the case of the Company, to our certificate of incorporation and the applicable provisions of the Delaware General Corporation Act, in the case of the SPV, to the Delaware Limited Liability Company Act, and to the specific instruments we issued with respect to such securities.

Authorized Capital of the Company

Our authorized capital stock consists of 100,000,000 shares of Common Stock and 5,000,000 shares of blank check preferred stock, each having par value $0.001 per share. As of the date of this Memorandum, there were 10,000,000 outstanding shares of our Common Stock. There are no shares of preferred stock outstanding.

The Board has the authority to issue, in its sole discretion, the authorized but unissued shares of our capital stock without action by the stockholders.

Common Stock

The holders of our Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders. All shares of Common Stock are entitled to participate in any distributions or

dividends that may be declared by the Board of Directors (the "Board"), subject to any preferential dividend rights of outstanding shares of preferred stock. Subject to prior rights of the holders of outstanding shares of preferred stock and creditors of the Company, shares of Common Stock are entitled, in the event of our liquidation, dissolution or winding up, to participate ratably in the distribution of all our remaining assets, after distribution in full of preferential amounts, if any, to be distributed to holders of preferred stock. Our Common Stock has no preemptive or conversion rights or other subscription rights.

Although shareholders have a vote in any matter required to be submitted to stockholders, given the concentration of ownership in the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters.

Preferred Stock

Our certificate of incorporation authorizes our Board, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the preferences, rights and limitations determined by the Board, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights.

Authorized Capital of the SPV and Rights of Members in the SPV

Membership Interests

The membership interests of the members of the SPV are represented by units, each of which represents a fractional undivided share in the Company. The SPV is authorized to issue up to 2,560,000 units of membership interest entitled "CF Units." As of August 2, 2024, there are no CF Units outstanding. The SPV may issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act. The Company and the SPV must maintain a one-to-one relationship between the number, denomination, type and rights of shares of Common Stock it owns and the number, denomination, type and rights of its securities outstanding (the CF Units). If the Company in any manner subdivides or combines the outstanding shares of its class of Common Stock, the outstanding CF Units will be subdivided or combined in the same manner. If the Company issues securities in place of the class of Common Stock, each CF Unit shall automatically be deemed to represent one unit of the class of securities designated to replace the class of Common Stock.

Distributions

Each holder of CF Units is entitled to receive its pro rat portion of cash or other assets received by the SPV from the Company pursuant to the terms of the Common Stock (described above). The manager is required to make distributions promptly to the holders of the CF Units on a one-to-one basis as if the holders of the CF Units held the shares of Common Stock directly. The Manager may instruct the Company to make such distribution directly to the holders of the CF Units. The SPV will not generate any revenue other than the revenue it receives from the Company.

Voting

Members do not have any right to manage or operate the SPV or the Company and generally do not have any consent (voting) rights with respect to actions taken by the manager, except that, if the Company proposes to engage in, take or cause any of the actions described below, the prior approval of the holders of a majority of the outstanding units will be required to:

(a)   Amend, modify, or waive any provisions of the Certificate of Formation of the SPV or the LLC Agreement; *provided* that the Manager may, without the consent of the other Members, (i) amend the Members Schedule following any new issuance, redemption, repurchase, or transfer of CF Units in accordance with the LLC Agreement and (ii) amend the LLC Agreement to reflect any recapitalization of the Company to ensure that the CF Units maintain a one-to-one ration with the Common Stock.

(b)   Issue additional CF Units or other securities, except in connection with a Transfer of CF Units that complies with the LLC Agreement, and the admission of additional Members to the Company.

(c)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company; *provided that* no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Security Interests.

(d)   Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

To the extent that all members have a right to vote on any matter listed above or under the Delaware LLC Act or other applicable law, the members shall be entitled to one vote for each CF Unit owned. The members shall vote their CF Units at meetings called by the manager in accordance with the LLC Agreement.

Allocation of Profits and Losses

All items of income, gain, loss, deduction and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Security Interests.

Transfers of CF Units

Transfers of CF Units are permitted only if in accordance with Regulation CF.

The Securities purchased in this offering may not be resold or otherwise transferred for a period of one year after the Securities were issued (the "Restricted Period") unless such securities are transferred:

(1) To the issuer of the securities;

(2) To an accredited investor;

(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. In this context, the term member of the family of the purchaser includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships.

In order for any transfer of Securities hereunder during the Restricted Period to be effective, the transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed transferee shall acknowledge, agree to, and be bound by the covenants and agreements of Subscriber as set forth herein.

After the expiration of the Restricted Period, the purchaser (or its transferee) may sell the Securities without restriction under federal securities laws, however, state securities laws may apply.

No Personal Liability: Members; Manager

Except as otherwise provided in the Delaware LLC Act or by applicable law, no member will be obligated personally for any debt, obligation, or liability of the SPV or other members solely by reason of being a Member.

Except as otherwise provided in the Delaware LLC Act or by applicable law, no manager will be obligated personally for any debt, obligation, or liability of the SPV solely by reason of being a manager.

Inspection Rights

Upon reasonable notice from a member, the SPV shall afford the member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the member to examine such documents and make copies thereof. Further, upon reasonable notice from a member, the manager shall make available the same such information of the Company.

Dissolution and Liquidation

The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by holders of a 66% of the CF Units;

(b)   The sale, exchange, involuntary conversion, or other disposition or transfer of all or substantially all the assets of the Company;

(c)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)   The entry of a decree of judicial dissolution under of the Delaware LLC Act.

Common Stock Outstanding after the Offering

Upon the closing of this Offering, the Issuers will have the following securities outstanding:

Issuer	Securities Outstanding as of August 2, 2024[1]	Securities Outstanding upon Sale of Target Amount	Securities Outstanding upon Sale of Maximum Offering[1]
Company Common Stock	10,000,000	10,062,500*	12,256,000*
SPV CF Units	0	62,500*	2,256,000*

1. Does not include up to 135,000 shares of Common Stock issuable upon the exercise of options granted to 27 independent contractors of the Company.

* Assumes that none of the investors in this Offering are Major Investors.

Ownership of the Company

The following table sets forth the number of shares of and percent of the Company's common stock beneficially owned as of August 2, 2024, by (i) each person (or group of affiliated persons) who is known by us to own more than five percent (5%) of the outstanding shares of our Common Stock, (ii) each director and executive officer, and (iii) all of our directors and executive officers as a group, immediately prior to this offering, and immediately after the closing of this offering. The percentage of shares beneficially owned before the offering is computed based on 10,000,000 shares of our Common Stock outstanding as of August 2, 2024.

Holder	No. of Shares of	Percent of Class as of the date of this	Percent of Class after Sale of Target Offering[1]	Percent of Class after Sale of

	Common Stock	Offering Statement[1]		Maximum Offering[1]
Officers and Directors				
Sam Anthony	6,778,333	67.78%	67.36%	53.97%
Delaney Sommers	900,000	9%	8.94%	7.17%
10% Stockholders				
Meraki Partners, LLC	1,000,000	10%	9.94%	7.96%

1. Does not account for up to 135,000 shares of Common Stock issuable upon the exercise of options granted to 27 independent contractors of the Company.

Following the Offering, the Purchasers will own 0.62% of the Company if the Minimum Amount is raised and 20.38% if the Maximum Amount is raised.

THE OFFERING

General

The Company is offering up to 2,560,000 shares of Common Stock. The SPV is offering up to 2,560,000 CF Units. We are offering the CF Units at a price of $2.00 per unit, except that investors who contribute the first $480,000 of this offering will receive a 20% price discount to the $2.00 per CF Unit price so that such investors will pay $1.60 per CF Unit. The minimum investment amount in CF Units is $200, which may be waived by the Company each in their sole and absolute discretion.

The minimum target amount under this Regulation CF offering is $100,000 (the "Target Amount"). The Company must receive commitments from investors in an amount totaling the Target Amount by May 31, 2025, the end date of the offering (the "Target Date"). Unless the Company raises at least the Target Amount by the Target Date, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

The Issuers will accept investments in excess of the Target Amount up to $5,000,000 (the "Maximum Amount") for the sale of their respective securities and the additional Securities will be allocated on a first-come, first-served basis.

If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. Upon each closing of the sale of CF Units to investors after the Company achieves the Target Amount, the SPV will the purchase a corresponding number of shares of Common Stock.

In order to purchase the CF Units, you must make a commitment to purchase by completing the Subscription Agreement (the "Subscription Agreement"). The Purchaser must complete the

subscription process through our intermediary, Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). The transaction between you and the Issuers for the purchase of CF Units will be completed through the Intermediary portal, beginning from the offering page located at https://issuanceexpress.com/nico/. Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Issuers have the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary will be entitled to receive a commission equal 7% of the gross proceeds received by the Issuers from the sale of the CF Units in the offering plus the sum of $2,495 as an administrative fee. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

All committed funds will be held in escrow with North Capital Private Securities Corporation (the "Escrow Facilitator") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to a closing, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary will provide investors with a five-day notice prior to a closing. Cancellation instructions can be found on the Intermediary's website at https://issuanceexpress.com/. Upon cancellation of a commitment to purchase CF Units, subscribers will receive a full refund, including any fees. Investments cannot be cancelled within the 48-hour window before a close.

If the Target Amount is reached prior to the Target Date, we will conduct an initial closing of the Target Amount round and the Intermediary will provide subscribers with written notice five days in advance of the initial closing. Subscribers shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the initial closing date. After the initial closing of the Target Amount, we intend to conduct "rolling closings," where proceeds received from subscriptions for CF Units will be delivered to the Company as received. We will provide subscribers with a five-day notice prior to a "rolling close," but after funds are transferred to the Company, a subscriber can no longer cancel the subscription or obtain a refund.

Upon acceptance of a subscription by the Issuers and the closing of the Target Amount (and in any future rolling closings), and delivery of the subscription amount to the Intermediary, investors will be able to download a fully signed copy of the Subscription Agreement and a confirmation of the investment and the number of CF Units purchased.

If you are a "Major Investor," that is an investor who has purchased at least $2,000 of the CF Units in this offering, you will have the option to either (i) invest directly in the Company through the purchase of Common Stock, which shares will be issued in book entry name until the Company engages a transfer agent (that, is, you will receive no certificate representing your shares but your name will be included in the electronic stock register maintained by the Company), and become a direct stockholder in the Company, or (ii) purchase CF Units and become a member of the SPV. If a Major Investor does not make an election as to the securities that it wishes to receive, such Major Investor will receive shares of Common Stock and become a stockholder in the Company.

If you are not a "Major Investor," you will be purchasing CF Units and become a member of in the SPV. The Issuers will issue CF Units to you in book entry name, that, is, you will receive no certificate representing your shares but your name will be included in the electronic schedule of members and the Issuers will send you notice of the issuance of the CF Units.

Cancellation of Investment and Refunds

The Intermediary will send each investor a five-day written notice via email when a round is about to close, including the initial Target Amount round. Investors can cancel at any point until 48-hours prior to a closing.

When you cancel your investment, a refund will automatically be sent back to the bank account or credit card that was used to make the investment. If you sent a check or a wire, you will receive an email with instructions to send us your wire or bank account information before we can send the refund. If your investment commitment is cancelled, your investment will be refunded to you without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

If there is a material change to the terms of the offering or to the information provided by our Company in connection therewith, the Intermediary will send to each investor whose subscriptions have not already been closed and delivered to the Company a notice of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days. If any investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and the Intermediary will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and direct the refund of the investment.

If the Company fails to reach the Target Amount by the Target Date, your investment commitment will be cancelled automatically and the Intermediary will direct the refund of your investment to you within five business days.

Commission/Fees

The Company will pay commissions equal to 7% of the gross amount raised and an administrative fee of $2,495.

Stock, Warrants and Other Compensation

None.

Transfer Agent and Registrar

The Issuers will act as transfer agents and registrars for the Securities.

No Repurchase Rights

The Issuers do not have the right nor do they have the obligation to repurchase the Securities.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

<h1 style="text-align:center">FINANCIAL INFORMATION</h1>

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We generated revenues of approximately $18,429.99 since inception on January 8, 2024. We generate revenue principally from the sale of advertisements. Our primary expenses are payroll, marketing and technology.

The Company does not expect to achieve profitability in the next 12 months. We initially plan to focus on increasing the number of contributing journalists, podcasters. influencers and content creators, while concurrently focusing on expanding our audience through subscription services and attracting advertisers.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $60,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not currently intend to make any material capital expenditures in the foreseeable future.

Material Changes and Other Information

As of June 30, 2024, the Company owes a former executive $80,000.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE ISSUERS, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE ISSUERS TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

The Company purchased the www.YourNews.com domain name from Sam Anthony, the Company's CEO and a director, for the price of $1,000.

OTHER INFORMATION

None.

BAD ACTOR DISCLOSURE

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Sam Anthony
_____
(Signature)

Sam Anthony
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Sam Anthony, as CEO of Nico Ventures, Inc., Manager of the Co-Issuer
_____
(Signature)

Sam Anthony
_____
(Name)

CEO of Nico Ventures, Inc., Manager of the Co-Issuer
_____
(Title)

EXHIBITS

Exhibit A: Audited Financial Statements of Company and Co-Issuer
Exhibit B: Transcript of video
Exhibit C: SPV Agreement
Exhibit D: Subscription Agreement
Exhibit E: Offering Page

EXHIBIT A

AUDITED FINANCIAL STATEMENTS OF COMPANY AND CO-ISSUER

Nico Ventures, Inc
(the "Company")
a Delaware Corporation

Statement of Financial Position (Audited) and
Independent Auditor's Report

As of Inception - January 8, 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
Nico Ventures, Inc.

We have audited the accompanying statement of financial position of Nico Ventures, Inc as of its inception on January 8, 2024. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Nico Ventures, Inc as of its inception on January 8, 2024 in conformity with accounting principles generally accepted in the United States of America.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 11, 2024

Vincenzo Mongio

BALANCE SHEET (AUDITED)

		January 8, 2024
Assets		
Total Assets	$	-
Liabilities and Stockholders' Equity (Deficit)		
Liabilities		
Total Liabilities	$	-
Stockholders' Equity (Deficit)		
Preferred Stock, Voting, $0.001 Par Value - 5,000,000 Shares Authorized, 0 Shares Issued and Outstanding as of January 8, 2024	$	-
Common Stock, Voting, $0.001 Par Value - 100,000,000 Shares Authorized, 9,000,000 Shares Issued and Outstanding as of January 8, 2024		-
Additional Paid In Capital		9,000
Accumulated Deficit		(9,000)
Total Stockholders' Equity (Deficit)	$	-
Total Liabilities and Stockholders' Equity (Deficit)	$	-

NICO VENTURES, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 8, 2024

NOTE 1 – ORGANIZATION AND GOING CONCERN

Nico Ventures, Inc. ("we", "our", the "Company") was formed on January 8, 2024 as a Delaware corporation. We own and operate www.YourNews.com, a digital news distribution platform. We enable independent journalists to submit news for distribution in exchange for a share of our advertising revenue. The Company's headquarters is located in Palm City, Florida.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses and generated negative cash flows from operations since inception. Due to these conditions, it raised substantial doubt about its ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with existing cash on hand, loans, loans from directors and, or the sale of common stock. The financial statements do not include any adjustments that may result should the Company be unable to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the financial statements are as follows:

Basis of Presentation

The accompanying audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") as promulgated in the United States of America. The basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Use of Estimates

Management is required to make estimates and assumptions that impact the reporting of assets, liabilities, contingent assets and liabilities, revenues and expenses when preparing financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions are subject to uncertainty and actual results may differ from those reported.

Fair Value of Financial Instruments

Pursuant to Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures, and ASC 825, Financial Instruments, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 and 825 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 and 825 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1: applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2: applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3: applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Related Parties

Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or cause the direction of the management and policies of the Company. The Company had no related party transactions for the period on the inception date of January 8, 2024.

Concentration of Credit Risk

Certain financial instruments potentially subject the Company to concentrations of credit risk. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Cash held in operating accounts may exceed the Federal Deposit Insurance Corporation ("FDIC"), insurance limits. Accounts at each institution are insured by the FDIC up to $250,000. The Company has maintained no cash balances in commercial bank accounts as of the inception date of January 8, 2024.

Cash and Cash Equivalents

The Company classifies its short-term investments purchased with an original maturity of three months or less as cash and cash equivalents. The Company had no cash and cash equivalents as of the inception date of January 8, 2024.

Accounts Receivable

Accounts receivable are reported at the amount the Company expects to collect on open balances. An allowance for doubtful accounts is established when the Company believes amounts may not be collectible. The Company had no accounts receivable balances as of the inception date of January 8, 2024.

Revenue Recognition

We own and operate www.YourNews.com, a digital news distribution platform. We enable independent journalists to submit news for distribution in exchange for a share of our advertising revenue.

The Company primarily generates revenue by charging commercial enterprises a fee to advertise on our platform. The Company accounts for revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). Revenue is recognized upon receipt of payment. In the ordinary course of business, the Company makes payments to journalists when the journalists provide services in their capacity as vendors. The Company accounts for the consideration payable to these journalists in their capacity as vendors as a purchase of services from a vendor and records such payments in either cost of revenue or a reduction of sales in the statement of operations.

Income Taxes

The Company is taxed as a C corporation and is subject to federal and state income taxes. The income tax returns of the Company are subject to examination by U.S. federal and state taxing authorities for various time periods, depending on those jurisdictions' rules, generally after the income tax returns are filed. The Company was not required to file federal and state income tax returns as of the inception date of January 8, 2024.

General and Administrative Expenses

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

NOTE 3 – STOCKHOLDERS' EQUITY

The Company is currently authorized to issue up to 100,000,000 shares of common stock with a par value of $0.001. In addition, the Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.001. The specific rights of the preferred stock shall be determined by the board of directors. Each holder of common stock will be entitled to one vote for each share held by such holder.

On January 8, 2024, the Company issued 7,000,000 common shares to the founder of the Company and 2,000,000 shares to consultants for services rendered with a total fair value of $9,000. All shares were fully vested at the time of issuance and the Company recognized stock-based compensation expense for $9,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Management and legal counsel assess potential loss contingencies related to legal proceedings or unasserted claims. If a material loss is probable and the amount can be estimated, it is accrued for in the financial statements. If the loss is not probable or reasonably possible, or is probable but cannot be estimated, it is disclosed in the financial statements.

As of the inception date of January 4, 2024, there were no material loss contingencies that required accrual or disclosure, including legal claims or pending legal proceedings.

Consulting Agreement

On January 8, 2024, the Company entered into a consulting agreement with an advisor for consulting services related to public market listing of the Company. The Company agreed to pay (a) $20,000 in cash to the consultant upon execution of the agreement, (b) $20,000 on or before March 8, 2024, (c) $20,000 upon filing of a prospectus, (d) $20,000 upon effectiveness of such prospectus, and $20,000 upon public listing of the Company's shares of common stock. The Company also agreed to issue one million shares of restricted stock of the Company to the consultant. As such, the consultant holds 1,000,000 shares of common stock of the Company that were issued at par value upon formation of the Company.

NOTE 5– SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosures. Management has evaluated subsequent events from January 8, 2024, which is the date the financial statements were issued noting the following;

On January 10, 2024, the Company purchased the domain name www.YourNews.com from its Founder for $1,000. Further, the Board of Directors voted to adopt an equity incentive plan for the Company. Awards that may be granted under the plan include: (a) incentive stock options, (b) non-qualified stock options, (c) stock appreciation rights, (d) restricted awards, (e) performance share awards, (f) cash awards, and (g) other equity-based awards. 2,000,000 shares of common stock have been reserved for issuance under the terms of the equity incentive plan.

On January 17, 2024, the Company launched a private placement under Regulation D, Rule 506(c). During the period ended April 30, 2024, the Company issued 1,000,000 common shares with a fair value of $0.20 per share for net cash proceeds of $200,000 in conjunction with this offering.

On April 1, 2024, Nico Ventures entered into a written employment agreement with Mary Frances Coleman as Chief Executive Officer, providing for an annual salary of $250,000 per year, which is paid in regular installments in accordance with our general payroll practices. Ms. Coleman is also eligible to participate in our standard employee benefit programs, when available, for which executives of ours are generally eligible, including, insurance and health benefits, our 401(k) plan, equity compensation plan and bonuses under any bonus plan program that may be established by our Board of Directors. Ms. Coleman also serves as a member of our Board for no additional compensation.

On April 1, 2024, Nico Ventures entered into a written employment agreement with Sam Anthony as President, providing for an annual salary of $108,000 per year, which is paid in regular installments in accordance with our general payroll practices. Mr. Anthony is also eligible to participate in our standard employee benefit programs, when available, for which executives of ours are generally eligible, including, insurance and health benefits, our 401(k) plan, equity compensation plan and bonuses under any bonus plan program that may be established by our Board of Directors.

On April 1, 2024, Nico Ventures entered into a written employment agreement with Delany Sommers as Chief Editor, providing for an annual salary of $60,000 per year, which is paid in regular installments in accordance with our general payroll practices. Ms. Sommers is also eligible to participate in our standard employee benefit programs, when available, for which executives of ours are generally eligible, including, insurance and health benefits, our 401(k) plan, equity compensation plan and bonuses under any bonus plan program that may be established by our Board of Directors.

On April 1, 2024, Nico Ventures entered into an agreement with Ocular Acumen, LLC in the amount of $1,436 per month for web hosting and website maintenance.

EXHIBIT B

TRANSCRIPT OF VIDEO

Ladies and Gentlemen. My name is Sam Anthony, and I have the honor of serving as the President of Nico Ventures. It is with great appreciation that I address you today, extending my sincere gratitude for your interest and time in exploring this opportunity alongside us. At Nico Ventures, we operate yourNEWS.com, a news content distribution platform that is planning on redefining local news across every city in the United States. This platform gives independent journalists the ability to publish and distribute news freely, without corporate censorship, bias, or propaganda. As we delve into the modern media landscape, it's evident we are witnessing a monumental shift. The decline of traditional media such as newspapers, radio, and television, has ushered in a new era where all generations are seeking information online for both national and local news. The significance of independent news as the backbone of free society cannot be overstated. Its absence threatens the very fabric of our democracy. The proliferation of fake news further exacerbates the challenges faced by the media industry. Instances of disinformation and manipulation serve as a testament to the erosion of trust in the legacy media, compounded by an apparent governmental influence that skews narratives. This era of centralized media, dominated by a handful of corporations and hedge funds, marks a significant departure from the days when local media thrived on independence and objectivity. The widespread control and uniformity in news presentation highlight the urgent need for decentralization and authenticity in news reporting. Censorship by tech giants such as the case with the New York Post, and ABC's Amy Robach's stifled attempt to report on Jeffrey Epstein, underscores the critical need for a platform where freedom of press prevails and diverse opinions are not just allowed, but encouraged. At Nico Ventures, we believe in a free press. A commitment to allowing the public to form their own conclusions, free from political bias. At yourNEWS, we stand firm in our commitment to a free and unbiased press. Our mission is to empower voices from all spectrums, fostering a platform where diverse perspectives are not just tolerated, but encouraged. With over 470,000 freelance journalists and countless podcasters seeking avenues for their content, we aim to redefine the media landscape by providing a home for independent journalism and storytelling. As we seek to expand and solidify our infrastructure, We didn't want to raise capital from hedge funds or billionaires. We have chosen the harder path of raising capital from people just like you to ensure that Nico Ventures remains by the people for the people. This strategic choice is designed to avoid the pitfalls that have compromised media integrity in the past. We envision a future where yourNEWS is not just a platform, but a movement, owned and shaped by the community it serves. As we conclude, I extend a heartfelt invitation to be part of this noble endeavor. For those interested in making a difference, please consider investing in our business. Your support and investment can fuel a paradigm shift in news distribution, one that champions truth. Should you have any inquiries, feel free to reach out to me directly at Sam@yournews.com. Thank You.

EXHIBIT C

SPV AGREEMENT

LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (this "**Agreement**") of Nico Ventures CF SPV, LLC, a Delaware limited liability company (the "**Company**"), is entered into as of June 26, 2024 by and among the Company, Nico Ventures, Inc (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Unless otherwise noted or defined elsewhere in this Agreement, capitalized terms used in this Agreement have the meanings ascribed herein, as more fully set forth in ARTICLE X.

RECITALS

WHEREAS, the Company is being formed to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of shares of common stock, par value $0.001 per share (the "**Common Stock**"),of Nico Ventures, Inc. (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue interests (the "**CF Units**") that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Manager to the Company pursuant to Regulation Crowdfunding.

NOW, THEREFORE, the Company, its Manager, and the Members agree as follows:

1. **Organizational Matters**

   1.1. **Name.** The name of the Company is Nico Ventures CF SPV, LLC.

   1.2. **Principal Office.** The principal office of the Company is located at 1631 SW Pineland Way, Palm City Florida 34990, or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

   1.3. **Registered Office; Registered Agent.** The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

   1.4. **Purpose; Powers.**

   (a) The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), specifically, to undertake the acquiring, holding, and disposing of the Common Stock issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle".

1.5.   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

1.6.   Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

1.7.   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.4 shall be paid solely by the Crowdfunding Issuer.

2.   Membership Interests and Members

2.1.   Membership Interests. The membership interests of the Members shall be represented by a single class of issued and outstanding units.

2.2.   Authorization and Issuance of CF Units. The Company is hereby authorized to issue a class of Units designated as CF Units ("**CF Units**") consisting of 2,560,000 units. The CF Units shall have the privileges, preference, duties, liabilities, obligations, and rights set forth in this Agreement. The Company shall at all times maintain a one-to-one relationship between the number, denomination, type and rights of shares of Common Stock and the number, denomination, type and rights of CF Units outstanding. If the Crowdfunding Issuer in any manner subdivides or combines the outstanding shares of its class of Common Stock, the outstanding CF Units will be subdivided or combined in the same manner. If the Crowdfunding Issuer issues securities in place of the class of Common Stock, each CF Unit shall automatically be deemed to represent one unit of the class of securities designated to replace the class of Common Stock.

2.3.   Members. The names, mailing addresses, and number of CF Units of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any CF Units to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule.

2.4.   Initial Member. The Manager shall be the initial Member of the Company until the Company first admits Members in accordance with Section 2.3. Upon admission of such Members, the Manager shall no longer be a Member of the Company.

2.5.   Purchase Contributions; No Withdrawals.

(a)   The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note or other obligation (as such amounts may be amended herein from time to time, the "**Purchase Contributions**") set out in the Members Schedule. No Member is required to make additional capital contributions to the Company.

(b)   No Member shall be entitled to withdraw any part of a Purchase Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

2.6.   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as in the when Members were first admitted the Company, or (ii) a Transfer of CF Units, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.3(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer of CF Units, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable CF Units, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its CF Units.

2.7.   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any CF Unit, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any CF Units, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the CF Units owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable.

2.8.   Certification of CF Units.

(a)   The Company may, but shall not be required to, issue certificates evidencing CF Units in the Company.

(b)   CF Units shall be reflected in the books and records of the Company as Units.

(c)   If the Manager shall issue certificates representing CF Units in accordance with Section 2.5(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding CF Units shall bear a legend substantially in the following form:

THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

2.9. **Meetings.**

(a)   With respect to any matter on which holders of CF Units are entitled to vote or consent pursuant to this Agreement, the Manager shall call a meeting of the Members to conduct such vote or consent, unless the Members have voted or consented to such matter pursuant to Section 2.10.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than 10 days and not more than 30 days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; *provided*, that the Members shall have been notified of the meeting in accordance with Section 2.6(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting,

except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the CF Units. Subject to Section 2.7, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.7, Section 3.2, and Section 11.9, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the CF Units, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the CF Units.

2.10.   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.9, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes/all Members entitled to vote on the matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

3.   **Management**

3.1.   Management of the Company. Subject to the provisions of Section 3.2 and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

3.2.   Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the CF Units, the Company shall not, and shall not enter into any commitment to:

(a)   Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; *provided* that the Manager may, without the consent of the Members, (i) amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of CF Units in accordance with this Agreement and (ii) amend this Agreement to reflect any Recapitalization of the Company to ensure that the CF Units maintain a one-to-one ratio with the Common Stock.

(b)   Issue additional CF Units or other securities, except in connection with a Transfer of CF Units that complies with the applicable provisions of ARTICLE VI and Section 2.3(b), admit additional Members to the Company.

(c)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company; *provided that* no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or CF Units.

(d)   Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

3.3.   Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a capital contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

3.4.   Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

3.5.   Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding 66% of the CF Units. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the CF

Units. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

3.6.   Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.9 or Section 2.10.

4.   Allocations

4.1.   Allocation of Profits and Losses.

(a)   All items of income, gain, loss, deduction and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective CF Units.

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their CF Units.

(c)   This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

5.   Distributions

5.1.   Distributions.

(a) In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the CF Units on a one-to-one basis as if the holders of the CF Units held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the CF Units.

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

2.   Transfers

2.1.   General Restrictions on Transfer.

(a)   Notwithstanding any other provision of this Agreement (including Section 6.2), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any CF Units:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(v)   Any Transfer or attempted Transfer of any CF Unit in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(b)   Except as provided in Section 2.4(b), no Transfer (including a Permitted Transfer) of CF Units to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.3(b) hereof.

(c)   For the avoidance of doubt, any Transfer of a CF Unit permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such CF Unit in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "CF Unit," unless otherwise explicitly agreed to by the parties to such Transfer.

2.2.   **Further Restrictions on Transfer.**

(a)   During the one-year period beginning on the date on which it acquired the CF Unit, a Member may not transfer such CF Unit except:

(b)   To the Crowdfunding Issuer;

(c)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(d)   As part of an offering registered under the Securities Act; or

(e)   To a member of the CF Unit holder's family or the equivalent, to a trust controlled by the CF Unit holder, to a trust created for the benefit of a member of the family of the CF Unit holder or equivalent, or in connection with the death or divorce of the CF Unit or other similar circumstance.

3. **No Personal Liability and Indemnification**

   3.1. **No Personal Liability: Members; Manager.**

   (a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

   (b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

   3.2. **Indemnification.**

   (a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.2 shall be provided by the Crowdfunding Issuer, and neither any Member or any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

   (b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.2, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.2.

   (c)   For purposes of this Section 7.2, "**Covered Person**" means (i) each Member whom the Manager has designated as an agent of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

4. **Reports, Accounting and Tax Matters**

   4.1. **Inspection Rights.** Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such

documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer.

4.2. **Income Tax Status.** It is the intent of this Company and the Members that this Company shall be treated as a partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

4.3. **Tax Matters Representative.**

(a)   Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 66% of the CF Units of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Tax Matters Representative, the holders of a majority of the CF Units of the Company shall appoint a new Tax Matters Representative.

(b)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

(c)   The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(d)   US Federal Tax Proceedings. .To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(e)   Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding CF Units.

(f)   Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope

of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

4.4. Tax Returns.

(a) At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b) Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

4.5. Reports under Regulation Crowdfunding

(a) The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b) The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

5. Dissolution and Liquidation

5.1. Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) An election to dissolve the Company made by holders of a 66% of the CF Units;

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Crowdfunding Issuer;

(c) Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d) The entry of a decree of judicial dissolution under of the Delaware Act.

5.2. Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.1 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.3, and the Certificate of Formation shall have been cancelled as provided in Section 9.4.

5.3. **Liquidation.** If the Company is dissolved pursuant to Section 9.1, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle".

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Securities to the CF Unit holders.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(e)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(f)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(g)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

5.4. **Required Filings.** Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

6.   Definitions

6.1. **Definitions.** Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.1:

(a)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "**control**" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership

interests, by contract, or otherwise; and the terms **"controlling"** and **"controlled"** shall have correlative meanings.

(b) **"Applicable Law"** means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c) **"Certificate of Formation"** means the certificate of formation filed with the Delaware Secretary of State on July 2, 2024.

(d) CF Unit" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(e) **"Code"** means the Internal Revenue Code of 1986, as amended.

(f) **"Common Stock"** means the class of Common Stock of the Crowdfunding Issuer

(g) **"Delaware Act"** means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(h) **"Electronic Transmission"** means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(i) **"Fiscal Year"** means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(j) **"Governmental Authority"** means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(k) **"Lien"** means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(l) **"Manager"** means, initially, Nico Ventures, Inc., or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(m) **"Person"** means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(n) **"Recapitalization"** means any subdivision or combination of outstanding shares of Common Stock.

(o) **"Securities Act"** means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(p) **"Transfer"** means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any CF Units or any interest (including a beneficial interest) therein. **"Transfer"** when used as a noun shall have a correlative meaning.

(q) **"Transferor"** and **"Transferee"** mean a Person who makes or receives a Transfer, respectively.

7. Miscellaneous

7.1. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

7.2. Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Florida. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

7.3. Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

7.4. Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.4 shall diminish the waiver described in Section 11.3.

7.5. Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

       (a)   when delivered by hand;

       (b)   when received by the addressee if sent by a nationally recognized overnight courier;

       (c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

       (d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.5):

If to the Company:	1631 SW Pineland Way, Palm City Florida 34990 Email: yournews11@gmail.com Attention: Sam Anthony Chief Executive Officer
If to the Manager:	1631 SW Pineland Way, Palm City Florida 34990 Email: yournews11@gmail.com Attention: Sam Anthony Chief Executive Officer
If to a Member:	To the Member's respective mailing address as set forth on the Members Schedule.

7.6. Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the CF Units are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

7.7. Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

7.8. **Successors and Assigns.** Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

7.9. **Amendment.** Except as otherwise specifically provided herein, no provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 66% of the CF Units. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.2(a).

7.10. **Headings.** The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

7.11. **Counterparts.** This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

7.12. **Entire Agreement.** This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

7.13. **No Third-Party Beneficiaries.** Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

Nico Ventures CF SPV, LLC, a Delaware limited liability company
By: Nico Ventures, Inc., a Delaware C-Corp, its Manager

By: s/ Sam Anthony
Sam Anthony
Chief Executive Officer

MEMBERS SCHEDULE

EXHIBIT D

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER TRANSFER RESTRICTIONS EXPIRE.

THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK OF HOLDING THE SECURITIES FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

TO: Nico Ventures, CF SPV, LLC
c/o Nico Ventures, Inc., its Manager
1631 SW Pineland Way
Palm City, FL 34990
Attn. Sam Anthony

Ladies and Gentlemen:

The undersigned (the "Subscriber") acknowledges and understands that Nico Ventures CF SPV, LLC, a Delaware limited liability company (the "Crowdfunding Issuer"), is serving as a "crowdfunding vehicle," as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, to purchase shares of common stock, par value $0.001 per share ("Common Stock"), of Nico Ventures, Inc., a Delaware corporation (the "Company"). The Crowdfunding Issuer is offering up to $5,000,000 of its membership interests which are referred to as CF Units, at a price of $2.00 per CF Unit (the "Purchase Price") in a Regulation Crowdfunding offering (the "Offering"); provided, however, that subscribers who invest the first $480,000 in the Offering will receive a 20% price discount to the $2.00 per CF Unit price so that such investors will pay $1.60 per CF Unit. The Crowdfunding Issuer will use the proceeds it receives from the sale of CF Units to purchase a corresponding number of shares of Common Stock. Each CF Unit corresponds to one share of Common Stock in the Company and the Company and the Crowdfunding Issuer will maintain a one-to-one ratio between outstanding CF Units and outstanding shares of Common Stock at all times. The rights and obligations of the CF Units are set forth in the Limited Liability Company Operating Agreement of the Crowdfunding Issuer (the "Limited Liability Company Agreement") and the rights and obligations of the Common Stock are set forth in the Certificate of Incorporation and Bylaws of the Company.

1

We may refer to the CF Units and the Common Stock throughout this Subscription Agreement individually or collectively as the "Securities."

The Offering has a minimum offering target of $100,000 (the "Target Amount") and a maximum offering target of $5,000,000 (the "Maximum Offering Amount"). The Company must receive subscriptions for investments in the Securities equal to at least the Target Amount by May 31, 2025 (the "Target Date"), the end date of the Offering. Unless the Company raises at least the Target Amount by May 31, 2025, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned to subscribers. Once the Offering reaches the Target Amount, the Crowdfunding Issuer may elect at any time to close all or any portion of this Offering, on various dates at or prior to the Target Date, up to the Maximum Offering Amount.

Subscribers who commit to purchase $2,000 of Securities are deemed to be "Major Investors," which entitles them elect whether to invest directly in the Company by purchasing Common Stock of, and becoming a stockholder in, the Company, thereby appearing directly on the Company's stock register, or to invest in the CF Units and become a member of the Crowdfunding Issuer.

This Offering is being made subject to the Form C jointly filed by the Crowdfunding Issuer and the Company with the SEC (the "Form C"), the Limited Liability Company Agreement and the governing documents of the Company, and the other offering materials made available to Subscriber on the portal maintained by the Intermediary, as defined below (collectively, the "Offering Materials"), each as may be amended.

This Offering is being made through Jumpstart Micro, Inc. d/b/a Issuance Express (the "Intermediary"). The Intermediary is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary will be entitled to receive a commission equal to 7% of the gross proceeds received by the SPV from the sale of the Securities in the offering plus the sum of $2,495 as an administrative fee.

This Subscription Agreement (this "Subscription Agreement") serves as the Subscriber's agreement to purchase Securities in the amount set forth on the Signature Page hereto, to be issued by the Crowdfunding Issuer, subject to the terms, conditions, acknowledgements, representations and warranties stated herein and in the Offering Materials for the sale of the Securities, as the same may be supplemented or amended. Capitalized terms used but not defined herein shall have the meanings given to them in the Offering Materials.

Subscriber understands that if Subscriber wishes to purchase Securities, it must complete this Subscription Agreement and submit the applicable Subscription Price in accordance with the instructions set forth in the Offering Materials and on the deal page for this Offering maintained by Jumpstart Micro, Inc. d/b/a Issuance Express, the Intermediary for the Offering (the "Intermediary").

In order to induce the Company to accept this Subscription Agreement for Securities and as further consideration for such acceptance, Subscriber hereby makes, adopts, confirms and agrees to all of the following covenants, acknowledgements, representations and warranties, with the full knowledge that the Issuers and their affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement.

1.   Subscription.

(a)   Subscriber hereby subscribes for and agrees to purchase the number of Securities for the total price set forth on the signature page hereof (the "Total Purchase Price") upon the terms and conditions set forth herein (the "Subscription").

(b)   Subscriber acknowledges and understands that this Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company or the Intermediary at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(c)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 7 hereof, which shall remain in force and effect.

(d)   The Company reserves the right in its sole discretion and for any reason whatsoever to modify, amend and/or withdraw all or a portion of the Offering and/or accept or reject in whole or in part any prospective investment in the Securities or to allot to any prospective investor less than the amount of Securities such subscriber desires to purchase.

2.   Joinder to Limited Liability Company Agreement. By executing this Subscription Agreement, Subscriber shall become a party to and shall be bound by the terms of the Limited Liability Company Agreement of the Company as a member holding the securities of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the undersigned by transfer

of immediately available funds or other means approved by the Company and the Intermediary prior to the applicable Closing Date, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing Date, the Escrow Facilitator shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by the undersigned reflected on the books and records of the Crowdfunding Issuer, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   <u>Closing of the Offering</u>. The closing of the purchase and sale of the Securities shall take place at 5 p.m. Eastern Time on the Target Date or at such earlier time as set by Issuers (the "<u>Initial Closing</u>"), subject to the following conditions:

(a)   The Offering may not close if the cumulative subscriptions in the Offering have not reached the Target Amount.

(b)   The Offering may not close until the Offering has been open to the public for at least twenty-one (21) days after opening.

(c)   The Offering may not close for any individual subscriber until such subscriber's identity is verified and approved by the Issuers and the Intermediary, and a subscriber's funds have cleared the escrow account.

(d)   If the Issuers set a Closing earlier than the Target Date, the Issuer shall send a notice five days prior to the Closing to all investors who have committed to invest in the Offering through a Subscription Agreement granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing.

(e)   After reaching the Target Amount, the Issuers may conduct "rolling closings," where proceeds received from subscriptions for Securities will be delivered to the Company as received. The Company and the Intermediary will provide subscribers with a five-day notice prior to a rolling close, and subscribers will have until 48 hours prior to a rolling closing date to cancel a subscription.

5.   <u>Representations and Warranties of the Company and Crowdfunding Issuer</u>.

The Company and Crowdfunding Issuer, jointly and severally, represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of the closing of Subscriber's offer to purchase Securities made hereby, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   <u>Organization and Standing</u>. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Crowdfunding Issuer is a limited liability company, duly formed, validly existing and in good standing under the laws

of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its respective properties and assets, and to execute and deliver this Subscription Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company and the Crowdfunding Issuer to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement have been duly authorized by all necessary limited liability company action on the part of the Crowdfunding Issuer, and the issuance, sale and delivery of Common Stock by the Company by the have been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued of the Crowdfunding Issuer or the Company, as the case may be.

(d)   Authority for Agreement. The execution and delivery by the Company and the Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company and by all necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company and the Crowdfunding Issuer, enforceable against the Company and the Crowdfunding Issuer in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company or the Crowdfunding Issuer in connection with the execution, delivery and performance by the Company or Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a

material adverse effect on the ability of the Company and the Crowdfunding Issuer to perform their respective obligations hereunder.

(f) <u>Financial Statements</u>. Complete copies of the Company's and its subsidiaries' financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "<u>Financial Statements</u>") have been made available to the Subscriber and appear in the Form C and on the Intermediary portal. The Financial Statements are based on the books and records of the Company and its subsidiaries (if any) and fairly present the financial condition of the Company and its subsidiaries (if any) as of the respective dates they were prepared and the results of the operations and cash flows of the Company and its subsidiaries (if any) for the periods indicated. The auditing firm, which has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) <u>Proceeds</u>. The Crowdfunding Issuer shall use the proceeds from the issuance and sale of the CF Units solely to purchase Common Stock. The Company shall use the net proceeds from the issuance and sale of Common Stock as described in the Offering Materials.

(h) <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's respective knowledge, currently threatened in writing (i) against the Company or Crowdfunding Issuer or (ii) against any officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her employment or relationship with the Company or the Crowdfunding Issuer or that could otherwise materially impact the Company or Crowdfunding Issuer.

6. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber represents and warrants to the Issuers and the Intermediary as follows, which such representations and warranties shall be accurate and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Subscriber has all necessary power and authority under all applicable laws to execute and deliver this Subscription Agreement, the Limited Liability Company Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Purchased Securities</u>. Subscriber understands that the Subscriber is investing into the Crowdfunding Issuer, which will serve as a "crowdfunding vehicle" for an investment by

the Crowdfunding Issuer in the Company's Common Stock. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Company.

(c)   Status of Undersigned; Further Information.

(i)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities, and it is authorized to invest in the Securities.

(ii)   Within five days after receipt of a request from the Issuers, Subscriber agrees to provide such information with respect to its financial status so as to allow the Issuers to confirm such financial status and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Issuers are or may become subject.

(d)   Investment Representations. Subscriber is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(e)   Information Concerning the Company.

(i)   Subscriber has received a copy of and carefully reviewed the Offering Materials. Subscriber has not been furnished any offering literature other than the Offering Materials, and the undersigned has relied only on the information contained therein.

(ii)   Subscriber acknowledges and understands that the Issuers are subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials.

(iii)   Subscriber has had an opportunity to discuss the Issuers' business, management and financial affairs with management of the Issuers. Subscriber has

also had the opportunity to ask questions of and receive answers from the Issuers and their management regarding the terms and conditions of this investment.

(iv)   Subscriber understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Materials and in this Subscription Agreement. Subscriber represents that it is able to bear any loss associated with an investment in the Securities.

(v)   Subscriber confirms that it is not relying on any communication (written or oral) of the Issuers, the Intermediary or any of their respective affiliates, as investment or tax advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Materials or otherwise by the Issuers or any of their respective affiliates shall not be considered investment or tax advice or a recommendation to purchase the Securities, and that neither the Issuers nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. Subscriber acknowledges that neither the Issuers nor any of their respective affiliates has made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority to invest in the Securities.

(vi)   Subscriber is familiar with the business and financial condition and operations of the Company, all as generally described in the Offering Materials. Subscriber has had access to such information concerning the Issuers and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(vii)   Subscriber confirms that the Issuers have not given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities. In deciding to purchase the Securities, Subscriber is not relying on the advice or recommendations of the Issuers and Subscriber has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

(viii)   Subscriber understands that, unless the undersigned notifies the Company in writing to the contrary at or before an applicable Closing Date relating to Subscriber's Securities, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(ix)   Subscriber acknowledges that the Issuers have the right in their sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or

effect, and the Company shall return the previously paid subscription price of the Securities, without interest thereon, to the undersigned.

    (x)   Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   <u>Investment Limits</u>. Subscriber represents that either:

    (i)   If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

    (ii)   If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

    (iii)   If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(g)   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Crowdfunding Issuer, and indirectly in the Company, involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(h)   <u>Resales</u>.

    (i)   Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement (the "<u>Restricted Period</u>"), it shall not transfer such Securities except:

    (A)   To the Crowdfunding Issuer or the Company;

    (B)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(C)   As part of an offering registered under the Securities Act with the SEC; or

(D)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

In order for any transfer of Securities hereunder during the Restricted Period to be effective, the transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed transferee shall acknowledge, agree to, and be bound by the covenants and agreements of Subscriber as set forth herein.

(ii)   After the expiration of one year from date of issuance of the Securities, the purchaser may sell the Securities without restriction under federal securities laws, however, state securities laws may apply.

(i)   Joinder to Limited Liability Company Agreement. By executing this Subscription Agreement, Subscriber agrees that Subscriber shall become a party to the Limited Liability Company Agreement if Subscriber's subscription is accepted by the Issuers and the Intermediary.

(j)   Valuation. Subscriber acknowledges that the price of the Securities has been arbitrarily determined and does not necessarily bear any relationship to the Issuers' asset value, net worth or other established criteria of value and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Issuers may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(k)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(l)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

7.   Indemnity. The representations, warranties and covenants made by Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Issuers and the Intermediary and their respective officers, directors and affiliates, and each

other person, if any, who controls the Issuers or the Intermediary within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by Subscriber to comply with any covenant or agreement made by Subscriber herein or in any other document furnished by Subscriber to any of the foregoing in connection with this transaction.

       8.   <u>Governing Law; Jurisdiction; Waiver of Jury Trial</u>.

       (a)   This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

       (b)   EACH OF SUBSCRIBER, THE COMPANY AND THE CROWDFUNDING ISSUER CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF FLORIDA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER, THE COMPANY AND THE CROWDFUNDING ISSUER ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER, THE COMPANY AND THE CROWDFUNDING ISSUER FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

       (c)   EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9.   Notices.   Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, on the date of such delivery to the address of the respective parties, as follows:

If to the Company, to:	Nico Ventures, Inc. 1631 SW Pineland Way Palm City, FL 34990 Attn. Sam Anthony Email: yournews11@gmail.com
If to the Crowdfunding Issuer, to:	Nico Ventures, CF SPV, LLC c/o Nico Ventures, Inc., its Manager
If to Subscriber, to:	Subscriber's address as shown on the signature page hereto

or

to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by email shall be confirmed by letter given in accordance with (a) or (b) above.

10.   Miscellaneous.

(a)   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

(b)   Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

(c)   Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(d)   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

(e)   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

(f)   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company and

the Closing, (ii) changes in the transactions, documents and instruments described in the Offering Documents which are not material or which are to the benefit of the undersigned, and (iii) the death or disability of the undersigned.

(g)   Notification of Changes. The undersigned hereby covenants and agrees to notify the Issuers upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

(h)   Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(i)   Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party, and any attempted assignment without such prior written consent shall be void.

(j)   No Waiver. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

SUBSCRIPTION AGREEMENT
NICO VENTURES, CF SPV, LLC and NICO VENTURES, INC.
SUBSCRIBER SIGNATURE PAGE

The undersigned, desiring to purchase Securities, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The number of and the total purchase price for the Securities the undersigned hereby subscribes for is:

_____ $2.00 per Security $_____

Number of Securities Subscribed For   Purchase Price   Total Purchase Price

The Securities will be registered in the name of:

_____

(print name of owner or joint owners)

If the Securities are to be purchased in joint names, both Subscribers must sign:

_____	_____
Signature	Signature
_____	_____
Name (Please Print)	Name (Please Print)
_____	_____
Email address	Email address
_____	_____
Address	Address
_____	_____
Telephone Number	Telephone Number
_____	_____
Social Security Number/EIN	Social Security Number/EIN
_____	_____
Date	Date

SUBSCRIBER SIGNATURE PAGE (continued)

If you are subscribing to purchase $2,000 or more of Securities, you will be deemed a Major Investor. Major Investors are entitled to elect whether to invest directly in the Company by purchasing Common Stock of, and becoming a stockholder in, the Company, or to invest in the CF Units and become a member of the Crowdfunding Issuer.

I am subscribing to purchase $2,000 or more of Securities. I elect as follows:
(Please mark the appropriate box.)

☐   I elect to receive shares of Common Stock in the Company.

☐   I elect to receive CF Units in the Crowdfunding Issuer.

If you do not make an election, you will be allocated shares of Common Stock and become a stockholder in the Company.

NICO VENTURES, CF SPV, LLC and NICO VENTURES, INC.

SUBSCRIPTION AGREEMENT COMPANY AND ISSUER SIGNATURE PAGE

This Subscription is accepted by the Company on   NICO VENTURES, CF SPV, LLC

_____   By: Nico Ventures, Inc., its Manager

By:_____
Name: Sam Antyhony
Title: Chief Executive Officer, Nico
Ventures, Inc.

NICO VENTURES, INC.

By:_____
Name: Sam Anthony
Title: Chief Executive Officer, Nico
Ventures, Inc.

EXHIBIT E

OFFERING PAGE



NICO VENTURES, INC

Invest in Nico Ventures, Inc.

Media-focused innovator offering shares to accredited and non-accredited investors under Regulation CF.

View Form C →   View all filings →

Invest in Nico Ventures

$2 per share $200 min. investment

$100k min. offering $5M max. offering

Deadline 5/31/2025

Invest in Nico Ventures, Inc.

Total Invested:	Awaiting Data
Offering Terms	⌄
Common Stock	⌄

View Form C →   View Form C →

Invest Now

Opportunity

A powerful content distribution platform for free press.

At Nico Ventures, Inc. we have developed YourNews.com, a powerful content distribution platform. Our goal is to provide a space where news and information can be shared freely and fairly, allowing readers to make well-informed decisions. YourNews.com is our site and is designed to offer a variety of perspectives, free from the influence of big money and partisan politics.

Unlike traditional media empires, Nico Ventures, Inc. and YourNews.com are putting the power of the press back into the hands of the people, where it truly belongs. This is a core principle at Nico Ventures: a free and independent press is crucial to the health of our democracy. By decentralizing media ownership and providing tools for citizen journalism, we empower individuals to take part in the narrative, fostering a more inclusive and representative media environment.

Our Advisory Board is made up of some of the most recognizable podcasters and journalists in the country, like Ann Vandersteel and Wendy Bell, who contribute their own articles and podcasts to the platform.

We also give advertisers a cost-effective way to reach a growing audience, ensuring they can connect with consumers without compromising the integrity of the content. This innovative approach allows businesses to reach potential customers in a meaningful way while supporting a platform dedicated to honest and unbiased reporting. We offer a variety of advertising options that are both effective and ethical, allowing companies to communicate their messages without undermining the credibility of our news coverage.

Nico Ventures is a movement dedicated to restoring integrity to American discourse. Your support will help us champion a media landscape where truth prevails, and the public's right to know is upheld.

Why invest in this company?

- Nico Ventures, Inc. is currently operating a hyperlocal news network in every zip code in the United States. We are the only news platform with a built-in, self-maintaining pay model for journalists and podcasters. We are challenging the antiquated concepts and designs of news

creation and distribution by offering the modern "channel" that consumers crave, delivering news tailored to individual interests without imposing irrelevant content.

- Nico Ventures, Inc. empowers the masses by redefining the news cycle. The Company has curated a journalist and podcaster network tailored for any local market, featuring diverse topics such as news, events, culture, and community history. We also welcome the public to contribute news and insights in these areas, showcasing them alongside local reports from affiliated media companies and top-tier national and international stories.

- Nico Ventures, Inc. has taken the concept of news delivery to a whole new level. Users and Subscribers can customize their news feed, request a daily newsletter containing their favorite categories, and know that they are reading the most current, uncensored news and information they can get. Our independent contributors are free to discuss and write the stories they want to post, with no worry that the mainstream media narrative will exclude them. We are committed to restoring integrity to the American discourse.

Market

A digital-first platform for media

Problem

Today, we believe our democracy faces unprecedented challenges. Career politicians have transformed public service into a business that caters not to the people, but to corporate interests. This shift has led to a system where decisions are driven by the highest bidder, undermining the trust and transparency essential to a functioning democracy. The voices of everyday citizens are increasingly drowned out by the influence of powerful lobbies and special interest groups, creating a disconnect between elected officials and the people they are supposed to serve.

Technology has transformed our world, and legacy media hasn't been spared. Currently, there are over 400,000 freelance journalists in the U.S. alone, largely due to the downsizing of legacy media (source: LinkedIn professionals identifying as freelance journalists) . At the same time, mainstream media, once a stalwart of unbiased reporting, has succumbed to bias and censorship. Many media outlets now serve political and corporate agendas, leaving the public misinformed and polarized. This erosion of journalistic integrity threatens the very fabric of our society, as people struggle to find reliable sources of information. The media landscape is cluttered with sensationalism and clickbait, prioritizing profit over truth and fostering division rather than understanding.

Our Solution

At Nico Ventures, we have developed YourNews.com, a content distribution platform. Our goal is to provide a space where news and information can be shared freely and fairly, allowing readers to make well-informed decisions. YourNews.com is designed to offer a variety of perspectives, free from the influence of big money and partisan politics. We aim to create a platform where diverse viewpoints are given equal opportunity to be heard.

Nico Ventures Inc. has fashioned a compensation structure for independent journalists/content creators reminiscent of YouTube's monetization strategy. Approved "paid" writers/podcasters can publish articles/videos on Nico Ventures Inc., earning a portion of the ad revenue each time their content is accessed.

We also give advertisers a cost-effective way to reach a growing audience, ensuring they can connect with consumers without compromising the integrity of the content. This innovative approach allows businesses to reach potential customers in a meaningful way while supporting a platform dedicated to honest and unbiased reporting. We offer a variety of advertising options that are both effective and ethical, allowing companies to communicate their messages without undermining the credibility of our news coverage.

Traction

Raised initial capital and garnered stakeholder support

Nico Ventures, Inc. has focused on filling the gap where traditional media and journalism once lived. We have garnered a groundswell of support from journalists, podcasters, media influencers, and users who simply want to read the news without the narratives. We have successfully raised







simply want to read the news without the narratives. We have successfully raised $200,000.00 in a previous offering, and aspire to make this Reg CF successful as well so we can grow the company through personnel, technology and marketing. Please see use of proceeds section below for more detail on the allocation of capital proceeds from this offering.

$200k

Capital raised to date

~90M

Content pages consumed (source: internal server statistics).

Competitive Advantage

Bridging the gap between local newspapers and digital media

Mainstream media has dominated the information landscape for almost a century, creating an information network that can dictate the news, create the narrative and inform/misinform the public. Traditional news outlets such as national and local newspapers, online journals, have gone stagnant. Nico Ventures, LLC. has the competitive advantage by combining the strengths of platforms like Google News, Twitter, Drudge, Facebook, and local news sources. Nico Ventures Inc. offers an enhanced, user-friendly cross- platform, cross-device solution.

Founding Team

Seasoned experts who have shaped our industry.

Our Team at Nico Ventures, Inc encompasses a number of well known media stars and influencers on the journalistic side, as well as seasoned executives on the Advisory Board side. We have a unique assemblance of experienced talent ready to run the company and lead growth. Executives include Sam Anthony (Founder & CEO), Delaney Sommer (Editor-in-Chief), and Kevin O'Neill (CTO).

Sam Anthony

Founder & CEO

Biography +

Kevin O'Neill

CTO

Biography +





Delaney Sommer

Editor-in-Chief

Biography +

Revenue Model

Advertising revenue & content monetization

Our revenue model is tied to advertising sales and marketing. We charge both flat fees and by impression to our advertisers, as is traditional in media. Our journalists share in that ad revenue, and help grow our audience by sharing direct links to articles and podcasts on their own social media, which in turn gives advertisers even more exposure. Our expectations are that advertisers will understand the opportunity to reach hundred of thousands of page views as we develop the site, and seize the moment. All advertisers can make the decision of whether they want the ad to be on the national news pages or local pages, even given the ability to drill down to advertising in specific zip codes.

We will be evaluated on user count, subscribers, page views and impressions. Our goal is to provide a wide berth for our advertisers, and eventually create partnerships with our advertisers for additional revenue streams.

Financial Highlights

Use of proceeds and investor risk disclosures

Use of Proceeds

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$7,000	7.00%	$350,000
Campaign marketing expenses or related reimbursement	5.00%	$5,000	10.00%	$500,000
Estimated Attorney Fees	0.00%	$0	3.00%	$150,000
Estimated Accountant/Auditor Fees	0.00%	$0	2.00%	$100,000
General Marketing	5.00%	$5,000	10.00%	$500,000
Future Wages	83.00%	$83,000	40.00%	$2,000,000
Accrued Liabilities	0%	$0	1.6%	$80,000
General Working Capital	0.00%	$0	14.4%	$720,000
Public Listing Expenses	0.00%	$0	8.00%	$400,000
Technology	0.00%		4.00%	$200,000
Total	**100.00%**	**$100,000**	**100.00%**	**$5,000,000**

See full Use of Proceeds section in Form C filed with the SEC

Investor Risk Disclosures



Investor Risk Disclosures

All investors should review the risk disclosures below, also available in Form C filed with the Securities & Exchange Commission.

View Risk Disclosures

Investor Perks

Bonus shares for early investors

Information on investor perks can be found below.

20% Early Bird Discount +

Invest in Nico Ventures, Inc.

$2 per share

$200 min. investment

Invest until 5/31/2025

View Form C ⟶

View all filings ⟶

Invest Now

Updates & Press

Updates for investors and recent press coverage

Once available, press coverage and investor updates will be displayed below.

Frequently Asked Questions

Investor frequently asked questions

Frequently asked questions for investors are displayed below.

What is Regulation CF? +

Who is eligible to invest? +

What are the tax implications of making a Reg CF investment? +

How was the valuation calculated? +

What is the market for these securities? How can I expect to see a return on my investment if I invest in this offering? +

What is Issuance Express? +

How does the SPV structure work? +

Discussion

Investor questions for the company

Investors with questions for the company should submit them for response using the comment section below.

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